ASSET PURCHASE AGREEMENT

DATED AS OF OCTOBER 10, 2006

BY AND AMONG

BEAR STEARNS RESIDENTIAL MORTGAGE CORPORATION

ENCORE CREDIT CORP.

AND

ECC CAPITAL CORPORATION

TABLE OF CONTENTS

Page
ARTICLE 1. CERTAIN DEFINITIONS

1.01	Certain Definitions

ARTICLE 2. PURCHASE AND SALE OF ASSETS
2.01 2.02 2.03	Purchase and Sale of Assets; Additional Assets Assumption of Liabilities Consideration

ARTICLE 3. CLOSING
3.01 3.02 3.03	Closing ECC’s and Seller’s Closing Deliveries Acquirer’s Closing Deliveries

ARTICLE 4. CONDUCT OF THE PARTIES PENDING CLOSING
4.01 4.02 4.03	Conduct of Business by Seller Conduct of ECC Conduct of Acquirer

ARTICLE 5. REPRESENTATIONS AND WARRANTIES
5.01 5.02 5.03 5.04	Disclosure Letter Representations and Warranties of Seller Representations and Warranties of ECC Representations and Warranties of Acquirer

ARTICLE 6. COVENANTS
6.01 6.02 6.03 6.04 6.05 6.06 6.07 6.08 6.09 6.10 6.11 6.12 6.13 6.14	Access to Information; Confidentiality
Acquisition Proposals.
Further Action; Reasonable Best Efforts
Public Announcements
Hiring by Acquirer
Payment of Taxes
Mail Received After Closing
Non-Competition; Non-solicitation
Confidentiality
Reserves for Liabilities
Retention of Proceeds; Corporate Existence
Seller Capital Stock
HMDA Reports
Use of Encore and Bravo Names

ARTICLE 7. PRE-CLOSING RELATIONSHIP
7.01 7.02 7.03	Transition Plan Repo Agreement Disposition of Mortgage Loans

ARTICLE 8. CONDITIONS
8.01 8.02 8.03	Conditions to the Obligations of Each Party Conditions to the Obligations of Acquirer Conditions to the Obligations of Seller and ECC

ARTICLE 9. TERMINATION
9.01 9.02 9.03	Termination Effect of Termination Fees and Expenses

ARTICLE 10. INDEMNIFICATION
10.01 10.02 10.03 10.04 10.05	Survival Periods Indemnification by ECC and Seller Indemnification by Acquirer Indemnification Procedure Exclusive Sole Remedy

ARTICLE 11. GENERAL PROVISIONS
11.01 11.02 11.03 11.04 11.05 11.06 11.07 11.08 11.09 11.10 11.11 11.12	Notices Severability Amendment Entire Agreement; Assignment Parties in Interest Specific Performance Governing Law Waiver of Jury Trial Headings Counterparts Mutual Drafting Reliance and Cooperation

ASSET PURCHASE AGREEMENT, dated as of October 10, 2006 (this “Agreement”), by and among Bear Stearns Residential Mortgage Corporation (“Acquirer”), Encore Credit Corp. (“Seller”) and ECC Capital Corporation (“ECC”).

RECITALS

A. Seller. Seller is a California corporation that originates and purchases nonconforming residential mortgage loans, primarily on a wholesale basis, through a network of independent mortgage brokers and mortgage lenders (the “Business”).

B. ECC. ECC is a Maryland corporation which has elected to be treated for United States federal (and applicable state and local) income tax purposes as a real estate investment trust, or REIT, having its principal place of business in Irvine, California. ECC owns all of the outstanding capital stock of Seller.

C. Acquirer. Acquirer is a Delaware corporation that develops and underwrites home loan programs that enable professional mortgage brokers and bankers to sell loans directly to Wall Street.

D. The Acquisition. In accordance with the terms and subject to the conditions set forth in this Agreement, Seller desires to sell, assign and transfer to Acquirer, and Acquirer desires to purchase and acquire from Seller, all of the Transferred Assets (the “Acquisition”).

E. Non-Solicit Agreement. Concurrently with the execution and delivery of this Agreement, Steven G. Holder has entered into an agreement with Acquirer, dated as of the date hereof, pursuant to which, among other things, subject to the terms and conditions set forth therein, Mr. Holder has agreed not to solicit or hire certain employees of Acquirer and not to solicit certain clients of the Business following the Closing.

F. Employment Agreement. Concurrently with the execution and delivery of this Agreement, Shabi S. Asghar has entered into an employment agreement with Acquirer, dated as of the date hereof, setting forth the terms of his employment with Acquirer following the Closing.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1.

CERTAIN DEFINITIONS

1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquirer” has the meaning set forth in the preamble to this Agreement.

“Acquirer Indemnified Parties” has the meaning set forth in Section 10.02(a).

“Acquirer Plans” means those plans, policies and programs of Acquirer set forth on Schedule 6.05(c).

“Acquisition” has the meaning set forth in the recitals to this Agreement.

“Acquisition Proposal” has the meaning set forth in Section 6.02(b).

“Action” means any claim, action, suit, proceeding, arbitration, mediation or other investigation, including, without limitation, any investigation by any Governmental Authority.

“Additional MLPA” means the Mortgage Loan Purchase Agreement between Seller and EMC Mortgage Corporation, dated as of February 1, 2004, for Residential Fixed and Adjustable Rate Mortgage Loans (performing and non-performing).

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agency” means HUD or a state banking department, state attorney general or other state agency, as applicable.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 11.03.

“Allocation Schedule” has the meaning set forth in Section 2.03(b).

“Applicable Permits” has the meaning set forth in Section 5.02(d)(i).

“Approved Applications” has the meaning set forth in Section 8.02(e).

“Asset Price” has the meaning set forth in Section 2.03(a).

“Assumed Contracts” means those contracts (and only those contracts) specified on Schedule 1.01A to this Agreement.

“Assumed Liabilities” has the meaning set forth in Section 2.02(a).

“Average Pull-Through Factor” has the meaning set forth in Section 8.02(e).

“Benefit Plans” has the meaning set forth in Section 5.02(i)(i).

“Bill of Sale, Assignment and Assumption Agreement” has the meaning set forth in Section 3.02(a).

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of New York are authorized or obligated to close.

“Business Records” means all books, records, files and paper related to the Business.

“BSMCC” has the meaning set forth in Section 7.02.

“Cap” has the meaning set forth in Section 10.02(c).

“Closed Loans” has the meaning set forth in Section 8.02(e).

“Closing” and “Closing Date” have the meanings set forth in Section 3.01.

“Closing Date Pre-Paid Fees Amount” means the aggregate amount of all accrued revenue, income, pre-paid fees, third-party fees and expenses relating to the Assumed Contracts estimated as of the Closing Date by Acquirer and Seller and set forth on Schedule 1.01B to this Agreement, which schedule will be updated by Seller and delivered by Seller to Acquirer at the Closing.

“COBRA” has the meaning set forth in Section 5.02(i)(iv).

“Code” means the Internal Revenue Code of 1986, as amended.

“Comparable Servicer” means a servicer of residential subprime mortgage Loans that has a servicing rating by Moody’s Investors Service, Inc. and Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., equal to or higher than EMC Mortgage Corporation.

“Confidentiality Agreement” has the meaning set forth in Section 6.01(d).

“Competitive Business Activity” has the meaning set forth in Section 6.08(a).

“Deferred Compensation Plan” has the meaning set forth in Section 5.02(i)(v).

“Disclosure Letter” has the meaning set forth in Section 5.01.

“ECC” has the meaning set forth in the preamble to this Agreement.

“ECC Charter” means the charter of ECC as in effect on the date hereof.

“ECC Board” means the Board of Directors of ECC.

“ECC Common Stock” means the common stock, $0.001 par value per share, of ECC.

“ECC Special Committee” means the committee of the ECC Board comprised of the four non-employee members of the ECC Board.

“Employee Retention Agreements” has the meaning set forth in Section 6.05(i).

“Environmental Laws” means any United States federal, state or local Laws in existence on the date hereof relating to pollution or protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Excluded Assets” means all of the assets of Seller other than the Transferred Assets, including, without limitation, those set forth on Schedule 1.01C to this Agreement.

“Exclusivity Letter” has the meaning set forth in Section 6.02(a).

“GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Authority” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality or Agency.

“Grant Thornton” means Grant Thornton LLP.

“Hazardous Substance” means (i) those substances defined in or regulated under the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) polychlorinated biphenyls, friable asbestos and radon; and (iv) any substance, material, or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“HMDA” means the Home Mortgage Disclosure Act, as amended.

“HUD” means the United States Department of Housing and Urban Development or any successor thereto.

“Indemnified Party” has the meaning set forth in Section 10.04(a).

“Indemnifying Party” has the meaning set forth in Section 10.04(a).

“Insurance Policies” has the meaning set forth in Section 5.02(p).

“Intellectual Property” means patents (including any continuations, divisionals, continuations-in-part, renewals and reissues), trademarks, trade names, service marks, domain names and other indicators of source or origin, database rights, copyrights, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), tangible or intangible proprietary information or material and all other intellectual property or proprietary rights, together with all goodwill symbolized by any of the foregoing, registrations and applications for the foregoing, and rights to sue for past infringement thereof.

“IRS” has the meaning set forth in Section 5.02(i)(i).

“knowledge of ECC” or “to ECC’s knowledge” means the actual knowledge of Steven Holder, Shabi Asghar, Roque Santi, Alanna Darling, Greg Lubushkin, Troy Gotschall, Larry Moretti, Steven Szyptek, Margaret Payne or Robyn Zieper.

“knowledge of Seller” or “to Seller’s knowledge” means the actual knowledge of Steven Holder, Shabi Asghar, Roque Santi, Alanna Darling, Greg Lubushkin, Troy Gotschall, Larry Moretti, Steven Szyptek, Margaret Payne or Robyn Zieper.

“Law” has the meaning set forth in Section 5.02(c)(i).

“Liens” means any lien, charge, encumbrance or security interest of any kind and nature whatsoever.

“Loan Property” means any property in which Seller holds a security interest and, where required by the context, said term means the owner or operator of such property.

“Loans” means any loan, including any mortgage loan, loan agreement, note, borrowing arrangement or extension of credit, including, without limitation, letters of credit, leases, credit enhancements, guarantees and similar interest-bearing assets, as well as commitments to extend any of the same.

“Losses” means any and all claims, losses, liabilities, costs, penalties, fines, amounts paid in settlement, expenses (including, without limitation, attorneys’, accountants’, consultants’ and experts’ reasonable fees and expenses), damages, obligations to third parties, expenditures, proceedings, judgments, awards or demands, including, without limitation, any of the foregoing relating to enforcement of any party’s rights to indemnification hereunder.

“Master MLPA” means the Mortgage Loan Purchase and Interim Servicing Agreement, dated as of October 1, 2003, by and between EMC Mortgage Corporation and Seller, as amended.

“Material Adverse Effect” means any event, circumstance, change or effect that is, or with the passage of time will be, materially adverse to the Business, the financial condition or results of operations of the Business or the Transferred Assets; provided, however, that none of the following shall be deemed to constitute or shall be taken into account in determining whether there has been a “Material Adverse Effect”: (i) any event, circumstance, change or effect arising out of or attributable to (a) any decrease in the market price of ECC Common Stock (but not any event, circumstance, change or effect underlying such decrease), (b) any events, circumstances, changes or effects that affect the mortgage lending business generally, except to the extent any such event, circumstance, change or effect adversely affects the Business to a materially greater degree than other companies engaged in the mortgage lending business, (c) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, except to the extent any such change adversely affects the Business to a materially greater degree than other companies engaged in the mortgage lending business, (d) any changes in general economic, legal, regulatory or political conditions in the geographic regions in which ECC and its Subsidiaries operate, except to the extent any such change adversely affects the Business to a materially greater degree than other companies engaged in the mortgage lending business in such geographic regions, (e) any events, circumstances, changes or effects arising from the consummation or anticipation of the Acquisition or the announcement of the execution of this Agreement, (f) any events, circumstances, changes or effects arising from the compliance with the terms of, or the taking of any action required by, this Agreement, (g) changes in Law or GAAP, except to the extent any such change adversely affects the Business to a materially greater degree than other companies engaged in the mortgage lending business, or (h) a failure by ECC to report earnings or revenue results in any quarter ending on or after the date hereof consistent with ECC’s historic earnings or revenue results in any previous fiscal quarter or any continuation of an adverse trend or condition, except for any such failure or continuation attributable to an event, circumstance, change or effect that has materially adversely affected (or through the passage of time will materially adversely affect) the Business or the Transferred Assets, or (ii) any existing event, circumstance, change or effect with respect to which Acquirer has knowledge as of the date hereof.

“MGCL” means the Maryland General Corporation Law.

“Mortgage Loans” means each Loan sold, assigned and transferred to Acquirer or its Affiliates pursuant to this Agreement and the Other Agreements, which Mortgage Loans include all rights, benefits, proceeds and obligations arising from or in connection with such Loans.

“Net Equity” has the meaning set forth in Section 6.11(a).

“Notice of Superior Proposal” has the meaning set forth in Section 6.02(c).

“Offer” has the meaning set forth in Section 7.03(a).

“Other Agreements” means the Master MLPA, the Additional MLPA and the Repo Agreement.

“Outside Date” has the meaning set forth in Section 9.01(b)(ii).

“Payroll Taxes” has the meaning set forth in Section 6.05(d).

“Permitted Liens” means (i) Liens for Taxes not yet due; (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress; and (iii) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of the Business.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

“Property Restrictions” has the meaning set forth in Section 5.02(k)(ii).

“Pro Rata Portion” has the meaning set forth in Section 6.05(i).

“Pull-Through Factor” has the meaning set forth in Section 8.02(e).

“REIT” means a real estate investment trust within the meaning of Section 856-860 of the Code.

“Representatives” has the meaning set forth in Section 6.02(a).

“Repo Agreement” has the meaning set forth in Section 7.02.

“Requisite Regulatory Approvals” means those approvals and consents set forth on Schedule 1.01D to this Agreement.

“Retained Liabilities” has the meaning set forth in Section 2.02(b).

“Retention Period” has the meaning set forth in Section 6.05(i).

“SEC” means the Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 5.03(e)(i).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Seller” has the meaning set forth in the Preamble to this Agreement.

“Seller Indemnified Parties” has the meaning set forth in Section 10.03(a).

“Seller Financial Statements” means (a) the consolidated balance sheet of the Business as of December 31 for each of the fiscal years 2003, 2004, and 2005, together with consolidated statements of income, shareholders’ equity and cash flows for each of the years then ended, and (b) the consolidated balance sheet of the Business as of the most recently completed fiscal quarter, together with consolidated statements of income, shareholders’ equity and cash flows from the end of the prior fiscal year to the end of the quarterly period then ended.

“Seller Property” or “Seller Properties” has the meaning set forth in Section 5.02(k)(ii).

“Seller’s Assumed December Volume” has the meaning set forth in Section 8.02(e).

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to those terms in Rule l-02 of Regulation S-X promulgated by the SEC.

“Superior Proposal” has the meaning set forth in Section 6.02(b).

“Tax” or “Taxes” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Certificates” shall mean affidavits, in form and substance reasonably satisfactory to Acquirer, to the effect that Acquirer is not required to withhold from the Asset Price under Section 1445 of the Code.

“Tax Returns” shall mean any return, declaration, report, claim for refund, transfer pricing report or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology Upgrades” has the meaning set forth on Schedule 1.01E to this Agreement.

“Termination Date” has the meaning set forth in Section 9.01.

“Termination Fee” has the meaning set forth in Section 9.03(b).

“Third Party Claim” has the meaning set forth in Section 10.04(a).

“Threshold Amount” has the meaning set forth in Section 10.02(c).

“Transferred Assets” has the meaning set forth in Section 2.01(a).

“Transferred Employee” has the meaning set forth in Section 6.05(a).

“Transferred IP” means all Intellectual Property included in the Transferred Assets.

“Transferred Properties” has the meaning set forth in Section 5.02(k)(iv).

“Volume Requirement” has the meaning set forth in Section 8.02(e).

“Waiver Agreement” has the meaning set forth in Section 5.02(i)(v).

“WARN” has the meaning set forth in Section 5.02(i)(iv).

ARTICLE 2.

PURCHASE AND SALE OF ASSETS

2.01 Purchase and Sale of Assets; Additional Assets.

(a) Purchase and Sale of Assets. On the terms and subject to the conditions set forth herein, at the Closing (as defined below), Seller shall sell and convey, and Acquirer shall purchase and accept, all of Seller’s right, title and interest in and to all of the assets, rights, privileges, claims and properties of every kind, nature, character and description, real, personal and mixed, tangible and intangible, absolute or contingent, wherever located, used in or relating to the operation of the Business, including, without limitation, those assets identified on Schedule 2.01(a) to this Agreement and the Assumed Contracts (collectively, the “Transferred Assets”), free and clear of all Liens, other than Permitted Liens. Notwithstanding any provision of this Agreement to the contrary, Seller shall not sell and deliver to Acquirer its right, title and interest in and to the Excluded Assets.

(b) Additional Assets. From the date hereof until the Closing, Acquirer may designate for purchase additional assets of ECC and its Subsidiaries as mutually agreed by the parties hereto, and such assets shall constitute Transferred Assets hereunder.

2.02 Assumption of Liabilities.

(a) On the terms and subject to the conditions set forth herein, at the Closing, Acquirer shall assume from Seller and thereafter pay, perform or otherwise discharge in accordance with their terms, and shall hold Seller and its Affiliates harmless from, those liabilities (and only those liabilities) of Seller specified on Schedule 2.02(a) to this Agreement (the “Assumed Liabilities”).

(b) Seller shall retain, and shall be responsible for paying, performing and discharging when due, and shall hold Acquirer and its Affiliates harmless from, all liabilities of Seller other than the Assumed Liabilities, including, without limitation, (i) any liabilities relating to the Benefit Plans, (ii) any liabilities, including, without limitation, any liabilities arising under WARN, COBRA or any other Law pertaining to employees generally, and any employee severance liabilities, relating to the employment or termination of employment by Seller up to and through the Closing Date of any Transferred Employee, (iii) any liabilities, including, without limitation, any liabilities arising under WARN, COBRA or any other Law pertaining to employees generally, and any employee severance liabilities, relating to the employment or termination of employment by Seller, whether on, prior to or after the Closing Date, of any employee of Seller or any of its Affiliates who does not become a Transferred Employee, (iv) any liabilities relating to any Liens on the Transferred Assets, including, without limitation, any Permitted Liens, and (v) those liabilities and obligations, including, without limitation, liabilities and obligations arising under (A) contracts between Seller and third parties that are not Assumed Contracts and (B) the Deferred Compensation Plan, set forth on Schedule 2.02(b) to this Agreement (the “Retained Liabilities”).

2.03 Consideration.

(a) Asset Price. In consideration for the Transferred Assets, at the Closing, Acquirer shall pay to Seller an amount in cash (the “Asset Price”) equal to the sum of (i) $26,000,000 (of which $2,000,000 is expected to be allocated to the fixed assets included in the Transferred Assets) and (ii) the Closing Date Pre-Paid Fees Amount.

(b) Allocation of Asset Price; Tax Filings. The Asset Price shall be allocated among the Transferred Assets as set forth in a schedule to be delivered by Seller to Acquirer at the Closing (the “Allocation Schedule”), which will have been arrived at by arm’s length negotiation and be mutually acceptable to Seller and Acquirer, in compliance with Section 1060 of the Code and the regulations promulgated thereunder. Each of Acquirer and Seller shall (i) timely file all forms (including Internal Revenue Service Form 8594) and Tax Returns required to be filed in connection with such allocation, (ii) be bound by such allocation for purposes of determining Taxes, (iii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with such allocation and (iv) take no position, and cause its Affiliates to take no position, inconsistent with such allocation on any applicable Tax Return, in any audit or proceeding before any taxing authority, in any report made for Tax, financial accounting or any other purposes, or otherwise, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Each of Acquirer, on the one hand, and Seller, on the other hand, will provide the other with copies of Internal Revenue Service Form 8594 and any required exhibits thereto, consistent with the allocation determined pursuant to this Section 2.03(b) upon request. In the event that the allocation set forth on the Allocation Schedule is disputed by any taxing authority, the party receiving notice of such dispute shall promptly notify the other party hereto concerning the existence of, material developments regarding, and resolution of such dispute.

(c) Adjustments to Asset Price.

(i) Pre-Closing Adjustments.

(1) If, upon mutual agreement of the parties, any asset that would otherwise be a Transferred Asset purchased by Acquirer at the Closing is not so purchased at the Closing, then the Asset Price shall be reduced by the amount of such Transferred Asset, as mutually agreed by the parties. In the event that any fixed asset that the parties intended to be included in the Transferred Assets is not purchased by Acquirer at Closing, then the Asset Price shall be reduced by the dollar amount of such fixed asset retained by Seller, such amount to be mutually agreed by the parties, it being understood and agreed that in determining such amount the parties shall assume for this purpose that the total value of all fixed assets included in the Transferred Assets is $2,000,000.

(2) If, upon mutual agreement of the parties, any Retained Liability is assumed by Acquirer at the Closing, then the Asset Price shall be reduced by the amount of such Retained Liability, as mutually agreed by the parties.

(3) If, upon mutual agreement of the parties, any Excluded Asset is transferred by Seller to Acquirer at the Closing, then the Asset Price shall be increased by the amount of such Excluded Asset, as mutually agreed by the parties.

(ii) Post-Closing Adjustment. On or prior to the date that is ninety days following the Closing Date, unless sooner agreed by Acquirer and Seller, Acquirer shall prepare and deliver to Seller a schedule showing the aggregate amount of all accrued revenue, income, pre-paid fees, third-party fees and expenses relating to the Assumed Contracts of which it received the full benefit. If the amount set forth on such schedule exceeds the Closing Date Pre-Paid Fees Amount, then Acquirer promptly and in no event later than five Business Days following delivery to Seller of such schedule shall remit such excess to Seller. If the Closing Date Pre-Paid Fees Amount exceeds the amount set forth on such schedule, then Seller promptly and in no event later than five Business Days following receipt of such schedule shall remit such excess to Acquirer.

ARTICLE 3.

CLOSING

3.01 Closing. Subject to this Section 3.01, each of the parties hereto shall use reasonable best efforts to cause the Closing to occur on December 1, 2006. Subject to the terms and conditions contained in this Agreement (including the satisfaction, or waiver where permissible, of the conditions set forth in Article VIII), the closing of the Acquisition (the “Closing”) shall take place within three Business Days after the day on which the condition set forth in Section 8.02(f) shall have been satisfied (or waived) or on such other date as the parties hereto shall mutually agree, at 10:00 a.m., Eastern Time, at a location in New York, New York to be mutually agreed upon by the parties hereto, or at such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, or the date determined pursuant to the proviso in this Section 3.01, the “Closing Date”); provided, however, that in the event that the condition set forth in Section 8.02(f) shall have been satisfied on or prior to December 25, 2006 and, in the sole judgment of Acquirer, the Technology Upgrades shall not have been completed as of the date such condition shall have been satisfied, Acquirer shall have the right to extend the Closing Date to a date that is three Business Days after the date on which the Technology Upgrades shall have been completed (as determined by Acquirer in its sole judgment), but in no event beyond December 29, 2006, it being understood and agreed, however, that if the condition set forth in Section 8.02(f) shall be satisfied on or after December 26, 2006, then the Closing shall take place within three Business Days after the satisfaction of such condition (subject to the satisfaction, or waiver where permissible, of the other conditions set forth in Article VIII) regardless of whether or not the Technology Upgrades shall have been completed at such time.

3.02 ECC’s and Seller’s Closing Deliveries. At or prior to the Closing, ECC or Seller, as applicable, shall deliver to Acquirer the following items:

(a) a bill of sale, assignment and assumption agreement duly executed by Seller (the “Bill of Sale, Assignment and Assumption Agreement”), substantially in the form of Exhibit A hereto, transferring the Transferred Assets and the Assumed Liabilities to Acquirer;

(b) assignments of all Transferred IP;

(c) all Business Records; provided, however, that in the event Seller is required by Law to keep originals of any Business Records, Seller will provide copies of such materials to Acquirer and to the extent any Business Records are in a computer format, Seller either will provide hard copies or file transfers of such materials to Acquirer;

(d) the officer’s certificate referred to in Section 8.02(d);

(e) all Tax Certificates;

(f) a schedule of the estimated Closing Date Pre-Paid Fees Amount;

(g) the Allocation Schedule pursuant to Section 2.03(b) of this Agreement;

(h) a balance sheet of Seller, prepared in accordance with GAAP, as of the latest practicable date; and

(i) all other documents, certificates, instruments or writings reasonably requested by Acquirer in connection herewith.

3.03 Acquirer’s Closing Deliveries. At or prior to the Closing, Acquirer shall deliver to Seller the following items:

(a) the Asset Price by wire transfer of immediately available funds to an account or accounts designated no later than three Business Days prior to the Closing by Seller;

(b) the Bill of Sale, Assignment and Assumption Agreement duly executed by Acquirer;

(c) the officer’s certificate referenced in Section 8.03(d); and

(d) all other documents, certificates, instruments or writings reasonably requested by Seller in connection herewith.

ARTICLE 4.

CONDUCT OF THE PARTIES PENDING CLOSING

4.01 Conduct of Business by Seller. From the date hereof until the earlier of the Closing and the termination of this Agreement pursuant to and in accordance with Article IX, except as expressly contemplated or permitted by this Agreement or as disclosed in the Disclosure Letter, without the prior written consent of Acquirer, not to be unreasonably withheld, Seller will not:

(a) Ordinary Course. Conduct the Business other than in the ordinary and usual course consistent with past practice or fail to use reasonable efforts to (i) preserve its business organization, (ii) maintain its current regulatory authorizations, permits and licenses, (iii) preserve its current relationships with suppliers, business partners and other Persons with which it has material business relations and (iv) keep available the present services of its employees; provided that the parties acknowledge and agree that various occurrences outside of Seller’s control, including without limitation, changes in Seller’s relationships with its suppliers, business partners and employees, may occur as a result of the announcement of the execution of this Agreement or in anticipation of the Acquisition, and the fact that such occurrences have taken place shall not affect the determination of whether Seller has used reasonable efforts to comply with its obligations under this Section 4.01(a).

(b) Assets of Seller. Transfer, sell, lease or otherwise mortgage, pledge, dispose of or subject to any Lien (other than Permitted Liens) any of the Transferred Assets.

(c) Compensation; Employment Agreements; Etc. Except as may be required by contractual commitments or corporate policies in existence on the date of this Agreement or by applicable Law, materially increase the compensation or benefits payable or to become payable to its directors, executive officers or employees (except for increases in the ordinary course of business consistent with past practices).

(d) Indebtedness. (i) Incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person for borrowed money, except (1) indebtedness for borrowed money incurred in the ordinary course of business pursuant to the existing credit facilities of ECC or its Subsidiaries, or new credit facilities that do not require commitment fees or non-usage fees in excess of $1,000,000 in the aggregate and are for aggregate borrowings not in excess of $75,000,000, provided that ECC gives five days prior written notice to Acquirer prior to entry into any such new credit facility, (2) indebtedness for borrowed money incurred in connection with the amendment, extension, modification, refunding, renewal, refinancing or replacement of existing indebtedness after the date of this Agreement, but only if the aggregate principal amount thereof is not increased thereby, the term thereof is not extended thereby (or, in the case of replacement indebtedness, the term of such indebtedness is not for a longer period of time than the period of time applicable to the indebtedness so replaced), or (ii) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 4.01(d).

(e) Governing Documents. Amend its articles of incorporation or bylaws (or equivalent documents) except as may be required by this Agreement.

(f) Accounting Methods. Change in any material respect any of the accounting principles or practices used by it (except as required by GAAP or change in Law, or as recommended by ECC’s independent auditors, or pursuant to written instructions, comments or orders from the SEC).

(g) Loans. Except at the request of Acquirer or as required by changes in GAAP or any applicable Law, make any material change in its practices and policies relating to the pricing, credit policies, monitoring or collection procedures with respect to Loans; provided, however, that Seller shall continue to comply in all material respects with all federal, state, and local Laws to which it is subject, including, but not limited to, Laws pertaining to usury, truth-in-lending, real estate settlement procedures, consumer credit protection, equal credit opportunity, disclosure and unfair and deceptive practices, and shall change its practices and policies as may be required from time to time in order to comply with any changes in the requirements of such Laws.

(h) Contracts. Except in the ordinary course of business consistent with past practice or as otherwise permitted under this Section 4.01, (i) terminate any Assumed Contract or amend or modify in any material respect any of the Assumed Contracts or (ii) enter into any contract that would materially affect the Business or the Transferred Assets.

(i) Claims. Except as disclosed on the Disclosure Letter, settle or compromise any claim or litigation related to the Business, the Transferred Assets or the Assumed Liabilities, in each case, material to Seller, the Business, the Transferred Assets or the Assumed Liabilities, other than (i) the settlement or compromise in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the consolidated balance sheet of ECC as of June 30, 2006 included in ECC’s SEC Reports, or (ii) settlements involving payments that are not in excess of $500,000 individually or $2,000,000 in the aggregate.

(j) Dividends. Declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of its capital stock; provided, however, that Seller shall be permitted to make distributions in respect of its capital stock solely to the extent necessary to permit ECC to maintain its qualification as a REIT under the Code, in which case, at least five Business Days prior to making any such distribution, Seller shall explain in writing to Acquirer, in reasonable detail, the reasons why such distributions must be made.

(k) Insurance. Cancel or terminate any material insurance policy naming Seller as a beneficiary or loss payee, except those that expire according to their terms.

(l) Employee Communications. Provide any information, whether written or oral, to any employee of Seller regarding Acquirer employee benefit plans or arrangements or other employment-related matters, including, without limitation, the right to participate in Acquirer’s employee benefit plans or receive service or vesting credit under such plans, employment opportunities with Acquirer or the terms and conditions of employment with Acquirer.

(m) Interference or Delay. Take, or cause to be taken, any action that would interfere with the consummation of Acquisition and the other transactions contemplated by this Agreement, or delay the consummation of such transactions.

(n) Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Closing or (ii) any of the conditions set forth in Article VIII not being satisfied.

(o) Other Actions. Authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

4.02 Conduct of ECC. From the date hereof until the earlier of the Closing and the termination of this Agreement pursuant to and in accordance with Article IX, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Acquirer, not to be unreasonably withheld, ECC will not:

(a) Dividends. Declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of its capital stock; provided, however, that ECC shall be permitted to make distributions in respect of its capital stock solely to the extent necessary to permit it to maintain its qualification as a REIT under the Code, in which case, at least five Business Days prior to making any such distribution, ECC shall explain in writing to Acquirer, in reasonable detail, the reasons why such distributions must be made.

(b) Employee Communications. Provide any information, whether written or oral, to any employee of Seller regarding Acquirer employee benefit plans or arrangements or other employment-related matters, including, without limitation, the right to participate in Acquirer’s employee benefit plans or receive service or vesting credit under such plans, employment opportunities with Acquirer or the terms and conditions of employment with Acquirer.

(c) Interference or Delay. Take, or cause to be taken, any action that would interfere with the consummation of Acquisition and the other transactions contemplated by this Agreement, or delay the consummation of such transactions.

(d) Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Closing or (ii) any of the conditions set forth in Article VIII not being satisfied.

(e) Other Actions. Authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

4.03 Conduct of Acquirer. From the date hereof until the earlier of the Closing and the termination of this Agreement pursuant to and in accordance with Article IX, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Seller, not to be unreasonably withheld, Acquirer will not:

(a) Interference or Delay. Take, or cause to be taken, any action that would interfere with the consummation of the Acquisition and the other transactions contemplated by this Agreement, or delay the consummation of such transactions.

(b) Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Closing or (ii) any of the conditions set forth in Article VIII not being satisfied.

(c) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES

5.01 Disclosure Letter. Prior to the execution and delivery of this Agreement, Seller has delivered to Acquirer a Disclosure Letter with numbered sections corresponding to the relevant sections in this Agreement (the “Disclosure Letter”). Any exception, qualification, limitation, document or other item described in any provision, subprovision, section or subsection of any Section of the Disclosure Letter with respect to a particular representation or warranty contained in Section 5.02 herein shall be deemed to be an exception or qualification with respect to all other representations or warranties contained in Section 5.02 herein to which the relevance of such item is reasonably apparent. Nothing in the Disclosure Letter is intended to broaden the scope of any representation or warranty contained in Section 5.02 herein.

5.02 Representations and Warranties of Seller. Subject to the exceptions and qualifications set forth in the Disclosure Letter, Seller hereby represents and warrants to Acquirer, as of the date of this Agreement and as of the Closing Date (except for those representations and warranties made as of a specific date, which representations and warranties are made as of such date), that:

(a) Existence; Good Standing; Authority; Compliance with Law.

(i) Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California. The articles of incorporation of Seller are in full force an effect. Seller is duly qualified or licensed to do business as a foreign entity and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary. Seller has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(ii) Seller has previously made available to Acquirer true and complete copies of its articles of incorporation and bylaws, each as amended through the date hereof.

(b) Authority Relative to this Agreement.

(i) Seller has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Acquisition and the other transactions contemplated hereby. No other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the Acquisition and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery hereof by Acquirer, constitutes a valid, legal and binding agreement of Seller, enforceable against Seller in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(ii) Each of the board of directors and the sole stockholder of Seller has duly and validly authorized the execution and delivery of this Agreement, declared the Acquisition and the other transactions contemplated hereby advisable and approved, and no other actions are required to be taken by the board of directors or the sole stockholder of Seller for the consummation of the Acquisition or the other transactions contemplated hereby.

(c) No Conflict; Required Filings and Consents.

(i) Except as set forth in Section 5.02(c)(i) of the Disclosure Letter, the execution and delivery by Seller of this Agreement does not, and the performance of its obligations hereunder will not, (1) conflict with or violate the organizational documents of Seller, (2) assuming that all consents, approvals, authorizations and other actions described in subsection (ii) have been obtained and all filings and obligations described in subsection (ii) have been made, conflict with or violate any foreign or domestic statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to Seller or by which any property or asset of Seller is bound or affected, or (3) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Seller pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(ii) The execution and delivery by Seller of this Agreement and does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority except for such consents, approvals, authorizations, permits, filings or notifications as may be required under the Laws of any state in respect of the Business.

(d) Permits; Compliance; Privacy.

(i) Seller is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for Seller to own, lease and operate the Transferred Assets and to carry on the Business as it is now being conducted (the “Applicable Permits”). As of the date hereof, no suspension or cancellation of any of the Applicable Permits is pending or, to the knowledge of Seller, threatened. Seller is not in conflict with, or in default, breach or violation of, (1) any Law applicable to Seller or by which any of its properties or assets, including, without limitation, the Transferred Assets, is bound or affected, or (2) any note, bond, mortgage, indenture, contract, agreement, lease, license, Applicable Permit, franchise or other instrument or obligation to which Seller is a party or by which Seller or any of its properties or assets, including, without limitation, the Transferred Assets, is bound.

(ii) To the knowledge of Seller, Seller has at all times complied with applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of the operations of Seller. Except as set forth in Section 5.02(d)(ii) of the Disclosure Letter, no claims have been asserted against Seller, or to Seller’s knowledge, otherwise threatened, by any Governmental Authority or any Person alleging a violation of any such Laws by Seller. To the knowledge of Seller, Seller has at all times complied with all rules, policies and procedures established by it from time to time with respect to privacy, data protection or collection and use of personal information and user information gathered or accessed in the course of its operations. Except as set forth in Section 5.02(d)(ii) of the Disclosure Letter, no claims have been asserted against Seller, or to Seller’s knowledge, otherwise threatened, by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such rules, policies or procedures. The consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Law related to privacy, data protection or the collection and use of personal information and user information gathered or accessed from then current users (at the time of consummation of the transactions contemplated hereby) in the course of the operations of Seller. Seller maintains systems and procedures reasonably intended to respond to complaints received alleging violations of third-party content rights.

(iii) With respect to all personal and user information described in Section 5.02(d)(ii) above, Seller has, except as set forth in Section 5.02(d)(iii) of the Disclosure Letter, taken reasonable steps (including, without limitation, implementing and monitoring compliance with measures it deems adequate with respect to technical and physical security) to ensure that such information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. To Seller’s knowledge, there has been no unauthorized access to or other misuse of that information.

(iv) To the knowledge of Seller, Seller is in compliance with all applicable federal, state and local Laws, including, but not limited to, the Truth-in-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Fair Housing Act, all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of Loans, and Laws which prohibit unfair and deceptive practices.

(e) Seller Financial Statements. True and complete copies of the Seller Financial Statements, together with the related auditors reports, are included in Section 5.02(e) of the Disclosure Letter. The Seller Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and each fairly presents, in all material respects, the financial position, results of operations and cash flows of Seller as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year end adjustments). The books and records of Seller have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect only actual transactions.

(f) No Undisclosed Liabilities. Except (i) as disclosed in the Seller Financial Statements and (ii) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the date thereof, Seller has no liabilities or obligations relating to the Business or the Transferred Assets, whether or not accrued, contingent or otherwise.

(g) Absence of Certain Changes or Events. Except as set forth in Section 5.02(g) of the Disclosure Letter or in the SEC Reports referenced therein, since January 1, 2006, Seller has conducted its business in the ordinary course and, to Seller’s knowledge, there have not occurred any changes, effects or circumstances that would, individually or in the aggregate, have a Material Adverse Effect.

(h) Litigation; Enforcement.

(i) Except as listed in Section 5.02(h)(i) of the Disclosure Letter, there are no Actions pending or, to Seller’s knowledge, threatened against, involving or affecting Seller or any of its properties or assets, including, without limitation, the Transferred Assets, (1) brought by or otherwise involving, affecting or relating to any present or former employee or employees of Seller or any of its Affiliates, (2) as to which there is a reasonable probability of an adverse determination, and which, if adversely determined, would have, individually or in the aggregate, a Material Adverse Effect, or (3) that questions the validity of this Agreement or any action to be taken by Seller in connection with the consummation of the Acquisition or the other transactions contemplated hereby. Seller is not subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(ii) Except as set forth in Section 5.02(h)(ii) of the Disclosure Letter, Seller is not now nor has it ever been since December 31, 2002 subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any Loan purchase commitment from, any Agency or any other federal or state agency relating to the origination, sale or servicing of Loans. Seller has not received any notice, nor does it have any reason to believe, that any Agency proposes to limit or terminate the underwriting authority of Seller or to increase the guarantee fees payable to any such agency. There is no Action pending, or to the knowledge of Seller, threatened or likely to be asserted with respect to Loans against or affecting Seller before or by any Governmental Authority.

(i) Employee Matters.

(i) Section 5.02(i)(i) of the Disclosure Letter lists (1) all employee benefit plans (as defined in Section 3(3) of ERISA) and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental executive retirement plans, severance or other benefit plans, programs, trusts or arrangements, and all material employment, termination, severance, compensation or other contracts or agreements, to which Seller is a party, or which are sponsored by ECC or any of its Subsidiaries for the benefit of any employee, officer or director of Seller, and (2) any material contracts, arrangements or understandings between ECC or any of its Affiliates and any employee of Seller, including, without limitation, any contracts, arrangements or understandings or change in control arrangements relating to a sale of ECC (collectively, the “Benefit Plans”). ECC and Seller have made available to Acquirer a true and correct copy of (A) each written Benefit Plan, (B) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), if any, (C) the most recent summary plan description for each Benefit Plan for which a summary plan description is required by applicable Law, and (D) the most recent determination letter, if any, issued by the IRS with respect to any Benefit Plan that is intended to qualify under Section 401(a) of the Code.

(ii) Each Benefit Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code, except where such failure to operate such Benefit Plan in accordance with its terms and applicable Laws would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in Section 5.02(i)(ii) of the Disclosure Letter, no Action, claim or proceeding is pending or, to the knowledge of Seller, threatened with respect to any Benefit Plan (other than claims for benefits in the ordinary course) that would, individually or in the aggregate, have a Material Adverse Effect and, to the knowledge of Seller, no fact or event exists that would give rise to any such Action, claim or proceeding.

(iii) Except as set forth in Section 5.02(i)(iii) of the Disclosure Letter, (1) the terms of employment or engagement of all employees, agents and consultants of Seller with respect to the Business are such that their employment or engagement may be terminated at any time and without liability for payment of compensation or damages, (2) there are no severance payments which are or could become payable by Seller to any employee, agent, or consultant of Seller under the terms of any oral or written agreement or commitment or any custom, trade or practice, and (3) there are no contracts between Seller and any employee, consultant or independent contractor.

(iv) Seller and each of its Affiliates are and have been in compliance in all respects with the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state Law respecting plant closings and layoffs and all applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including any such Laws regarding employment discrimination; disability rights and benefits; minimum wage, hours and overtime; workers’ compensation; family and medical leave; equal employment opportunity; occupational safety and health; severance or termination of employment; the payment of social security, wage, payroll and other Taxes; the Immigration Reform and Control Act, as amended; ERISA; and the Consolidated Omnibus Budget Reconciliation Act, as amended (“COBRA”). All persons classified by Seller or any of its Affiliates as independent contractors do satisfy and have satisfied the requirements of Law to be so classified, and Seller and each of its Affiliates has fully and accurately reported their compensation on IRS Forms 1099 when required to do so.

(v) Section 5.02(i)(v)(A) of the Disclosure Letter sets forth a true and correct list of each participant in Seller’s Executive Nonqualified “Excess” Plan (the “Deferred Compensation Plan”) and all liabilities existing as of the date hereof with respect to the Deferred Compensation Plan (per participant and in the aggregate). Each of the individuals listed on Section 5.02(i)(v)(B) of the Disclosure Letter has executed a waiver agreement, in a form approved by Acquirer, with respect to the effect of the Acquisition on their rights under the Deferred Compensation Plan (a “Waiver Agreement”).

(j) Labor Matters. Neither Seller nor any of its Affiliates is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Seller or any of its Affiliates, and to the knowledge of Seller, there are no union organizing activities, requests for union representation or proceedings by any labor union to organize with respect to any employees of Seller or any of its Affiliates. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) there are no pending grievance or arbitration proceedings arising out of collective bargaining agreements, or other agreements with any unions, to which Seller or any of its Affiliates is a party, (ii) there is no labor strike, dispute, slowdown, work stoppage or lockout by or with respect to any employees of Seller or any of its Affiliates, and (iii) there are no unfair labor practice complaints by persons employed by Seller or any of its Affiliates pending or to Seller’s knowledge, threatened against Seller or any of its Affiliates, nor, to the knowledge of Seller, does there exist any basis for any such complaint. To the knowledge of Seller, neither Seller nor any of its Affiliates has engaged in any unfair labor practices within the meaning of the National Labor Relations Act.

(k) Property and Leases.

(i) Seller owns no real property.

(ii) Section 5.02(k)(ii) of the Disclosure Letter sets forth a correct and complete list and address of all real property leased by Seller as of the date of this Agreement (all such real property, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as “Seller Property” and collectively referred to herein as the “Seller Properties”). As of the date hereof, Seller leases or has the right to use all Seller Properties, as indicated in Section 5.02(k)(ii) of the Disclosure Letter. As of the date hereof, Seller leases each of the Seller Properties, in each case, free and clear of any Liens, title defects, covenants or reservations of interests in title (collectively, “Property Restrictions”), except for (1) Permitted Liens, (2) Property Restrictions imposed or promulgated by Law or by any Governmental Authority which are customary and typical for similar properties, and (3) Property Restrictions which do not interfere with the current use of such property.

(iii) No improvement located on or being part of any Loan Property is in material violation of any applicable zoning law or regulation, subdivision law or ordinance. All inspections, licenses and certificates required to be made or issued with respect to all occupied portions of each Loan Property and, with respect to the use and occupancy of the same, including, without limitation, certificates of occupancy and fire underwriting certificates, have been made or obtained from the appropriate authorities, except for such inspections, licenses and certificates, which the failure to make or obtain would not have a Material Adverse Effect.

(iv) At the Closing, Seller will sell, transfer and assign to Acquirer a valid leasehold interest with respect to each of the property leases included in the Assumed Contracts or otherwise included in the Transferred Assets (the “Transferred Properties”), free and clear of all Property Restrictions, except for (i) Permitted Liens, (ii) Property Restrictions imposed or promulgated by Law or by any Governmental Authority which are customary and typical for similar properties and (iii) Property Restrictions which do not interfere with the current use of such property.

(l) Transferred IP. Except as set forth in Section 5.02(l) of the Disclosure Letter, Seller owns, or is licensed or otherwise possesses legally enforceable rights to use, the Transferred IP, and the consummation of the Acquisition and the other transactions contemplated hereby will not alter or impair such ability in any respect. To the knowledge of Seller, there are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings presently pending with respect to the Transferred IP. To the knowledge of Seller, the conduct of the Business does not infringe any Intellectual Property rights or any other proprietary right of any Person, and Seller has not received any written notice from any other Person pertaining to or challenging the right of Seller to use any of the Transferred IP. Seller has not made any claim of a violation or infringement by others of its rights to or in connection with the Transferred IP that is still pending.

(m) Taxes.

(i) Seller has (1) timely filed (or there have been filed on its behalf) all material Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so), and such Tax Returns are true, correct and complete in all material respects, and (2) paid all Taxes shown as due on such Tax Returns, except where (x) such payments are being contested in good faith by appropriate proceedings or (y) where failure to pay such Taxes would not, individually or in the aggregate, have a Material Adverse Effect.

(ii) No audit or other proceeding with respect to any Taxes due from or with respect to Seller or any Tax Return filed by Seller is being conducted by any Tax authority or other Governmental Authority, and Seller has not received written notice that any such audit or other proceeding with respect to Taxes or any Tax Return is pending. No extension of the statute of limitations on the assessment of any material Taxes has been granted by Seller.

(iii) No claim has been made in writing by a taxing authority or other Governmental Authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to material taxation by that jurisdiction.

(iv) To the knowledge of Seller, there are no Liens for Taxes upon any assets of Seller, except for Permitted Liens.

(v) The unpaid Taxes of Seller (1) did not, as of the most recent fiscal month-end, exceed by any material amount the reserve for Taxes set forth in the most recent fiscal month-end balance sheet, and (2) will not exceed by any material amount that reserve as adjusted for operations and transactions through the Closing Date consistent with past practice of Seller in filing its Tax Returns.

(n) Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i) Seller and, to the knowledge of Seller, each of the Loan Properties, are and have been in compliance with all Environmental Laws;

(ii) There is no Action pending, or, to the knowledge of Seller, threatened, before any Governmental Authority or other forum in which Seller, and, to the knowledge of Seller, any Loan Property, has been or, with respect to threatened proceedings, is reasonably likely to be, named as a defendant (1) for alleged noncompliance (including by any predecessor) with any Environmental Laws or (2) relating to the release, threatened release or exposure of any Hazardous Substances whether or not occurring at or on a site owned, leased or operated by Seller, or any Loan Property; and

(iii) To the knowledge of Seller, during the period of (1) Seller’s ownership or operation of any of its current or former properties or (2) Seller’s interest in a Loan Property, there has been no release of Hazardous Substances in, on, under or affecting any such property, which could reasonably be expected to require remediation pursuant to any Environmental Law. To the knowledge of Seller, prior to the period of (x) Seller’s ownership or operation of any of its current or former properties, (y) Seller’s interest in a Loan Property, there was no release or threatened release of Hazardous Substances in, on, under or affecting any such property or Loan Property, which could reasonably be expected to require remediation pursuant to any Environmental Law.

(o) Assumed Contracts. True and complete copies of all Assumed Contracts have been delivered to Acquirer. Each of the Assumed Contracts is valid, binding and enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) on Seller and the other parties thereto and is in full force and effect. Neither Seller, nor, to the knowledge of Seller, any other party thereto is in default in any material respect under any Assumed Contract (and no condition exists that, with notice or lapse of time or both, would become such a default by Seller or, to the knowledge of Seller, any such other party). None of the Assumed Contracts currently is being renegotiated. No party to any of the Assumed Contracts has made, asserted or, to the knowledge of Seller, has any defense, setoff or counterclaim under its Assumed Contract or has exercised any option granted to it to cancel, terminate or shorten the term of its Assumed Contract. Other than as set forth in Section 5.02(o) of the Disclosure Letter, there are no prepaid items under any of the Assumed Contracts.

(p) Insurance. Section 5.02(p) of the Disclosure Letter sets forth a correct and complete list of the insurance policies held by, or for the benefit of, ECC and Seller that relate to the Business or the Transferred Assets (the “Insurance Policies”), including the underwriter of such policies and the amount of coverage thereunder. ECC or one of its Affiliates has paid, or caused to be paid, all premiums due under such policies and has not received written notice that it is in default with respect to any obligations under such policies other than as would not, individually or in the aggregate, have a Material Adverse Effect. Furthermore, other than as would not, individually or in the aggregate, have a Material Adverse Effect, (i) Seller has not received any written notice of cancellation or termination with respect to any existing insurance policy set forth in Section 5.02(p) of the Disclosure Letter, (ii) except as set forth in Section 5.02(p) of the Disclosure Letter, there is no claim pending under any policy set forth in Section 5.02(p) of the Disclosure Letter as to which coverage has been questioned, denied or disputed by the underwriters of such policy, and (iii) Seller has not received any notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage presently provided for will not be available to ECC or Seller on substantially the same terms now in effect.

(q) Related Party Transactions. Set forth in Section 5.02(q) of the Disclosure Letter is a list of all agreements and contracts entered into by Seller under which continuing obligations exist with any Person who is an officer, director or Affiliate of ECC or any of its Subsidiaries, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing or any entity of which any of the foregoing is an Affiliate.

(r) Title to and Condition of Assets. Except as set forth in Section 5.02(r) of the Disclosure Letter, Seller has good title to, or holds by valid lease or license, all of the Transferred Assets, free and clear of all Liens, other than Permitted Liens. Section 5.02(r) of the Disclosure Letter sets forth a list of all Permitted Liens on the Transferred Assets, to the knowledge of Seller, existing on the Closing Date. At the Closing, Seller will transfer to Acquirer good title to, or a valid lease or license interest in, all of the Transferred Assets, free and clear of all Liens, other than Permitted Liens. The Transferred Assets presently are being used in the ordinary course of the Business and are the only such assets required to conduct the Business in the manner conducted on the date hereof. No Affiliate of Seller has any rights, title or interest in or to any of the Transferred Assets.

(s) Solvency; Ability to Pay Debts. Seller is, and prior to and after giving effect to the Acquisition and the other transactions contemplated by this Agreement and the Other Agreements, will be solvent. For purposes of this Agreement, the term “solvent” shall mean, with respect to Seller, that (i) it is able to pay its debts as they become due, and (ii) the fair valuation of its property is, on the date of determination, greater than the total amount of its liabilities, at a fair valuation, as of such date and that the present saleable value of its assets is, on the date of determination, greater than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. Prior to and after giving effect to the consummation of the Acquisition, Seller will incur debts only within its ability to pay as such debts mature.

5.03 Representations and Warranties of ECC. ECC hereby represents and warrants to Acquirer, as of the date of this Agreement and as of the Closing Date (except for those representations and warranties made as of a specific date, which representations and warranties are made as of such date), that:

(a) Existence; Good Standing; Authority; Compliance with Law.

(i) ECC is a corporation duly incorporated and validly existing under the laws of the State of Maryland and in good standing with the Department of Assessment and Taxation of Maryland. The ECC Charter is in full force and effect. ECC is duly qualified or licensed to do business as a foreign entity and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary. ECC has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. ECC owns all of the capital stock of Seller, free and clear of all Liens, other than Permitted Liens.

(b) Authority Relative to this Agreement.

(i) ECC has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Acquisition and the other transactions contemplated hereby. No other corporate proceedings on the part of ECC are necessary to authorize this Agreement or to consummate the Acquisition and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by ECC and, assuming due authorization, execution and delivery hereof by Acquirer, constitutes a valid, legal and binding agreement of ECC, enforceable against ECC in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(ii) Each of the ECC Special Committee and the ECC Board has duly and validly authorized the execution and delivery of this Agreement, declared the Acquisition and the other transactions contemplated hereby advisable and approved, and no other actions are required to be taken by the ECC Board or the stockholders of ECC for the consummation of the Acquisition or the other transactions contemplated hereby.

(c) No Conflict; Required Filings and Consents.

(i) Except as set forth in Section 5.02(c)(i) of the Disclosure Letter, the execution and delivery by ECC of this Agreement does not, and the performance of its obligations hereunder will not, (1) conflict with or violate the organizational documents of ECC or any or its Subsidiaries, (2) assuming that all consents, approvals, authorizations and other actions described in subsection (ii) have been obtained and all filings and obligations described in subsection (ii) have been made, conflict with or violate any Law applicable to ECC or any of its Subsidiaries or by which any property or asset of ECC or any of its Subsidiaries is bound or affected, or (3) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of ECC or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(ii) The execution and delivery by ECC of this Agreement does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority except for the filing of the Articles of Transfer with the Department of Assessments and Taxation of Maryland.

(d) Litigation. Except as set forth in Section 5.02(d) of the Disclosure Letter, there is no Action pending or, to ECC’s knowledge, threatened against, involving or affecting ECC or any of its or its respective properties or assets (i) brought by or otherwise involving, affecting or relating to any present or former employee or employees of ECC or any of its Affiliates, or (ii) that would question the validity of this Agreement or any action to be taken by ECC in connection with the consummation of the Acquisition or the other transactions contemplated hereby. ECC is not subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, prevent or delay consummation of the Acquisition or otherwise prevent it from performing its obligations under this Agreement.

(e) SEC Filings; Financial Statements.

(i) ECC has timely filed all forms, reports and documents (including all exhibits) required to be filed by it with the SEC since January 1, 2004 and prior to the date of this Agreement (the “SEC Reports”). The SEC Reports, each as amended prior to the date hereof, (1) have been prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (2) did not, when filed or as amended prior to the date hereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No executive officer of ECC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 and, to the knowledge of Seller, no enforcement action has been initiated against ECC by the SEC relating to disclosures contained in any SEC Report. There has been no formal or informal investigation of ECC or its Subsidiaries by the SEC.

(ii) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports, as amended prior to the date hereof, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of ECC and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year end adjustments). The books and records of ECC and its Subsidiaries have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect only actual transactions. Grant Thornton has not resigned or been dismissed as independent public accountants of ECC as a result of or in connection with any disagreements with ECC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Grant Thornton is, and has been during the course of all audits it has conducted for ECC and its Subsidiaries, independent of ECC and its Subsidiaries under the rules and regulations of the SEC, the Public Company Accounting Oversight Board and any other applicable Governmental Authority or regulatory body.

(f) No Undisclosed Liabilities. Except (i) as disclosed in the SEC Reports and (ii) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the date thereof, ECC has no liabilities or obligations or any nature, whether or not accrued, contingent or otherwise.

(g) Employee Matters.

(i) Section 5.02(i)(i) of the Disclosure Letter lists all of the Benefit Plans. ECC and Seller have made available to Acquirer a true and correct copy of (1) each written Benefit Plan, (2) the most recent annual report (Form 5500) filed with the IRS, if any, (3) the most recent summary plan description for each Benefit Plan for which a summary plan description is required by applicable Law, and (4) the most recent determination letter, if any, issued by the IRS with respect to any Benefit Plan that is intended to qualify under Section 401(a) of the Code.

(ii) Each Benefit Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code, except where such failure to operate such Benefit Plan in accordance with its terms and applicable Laws would not, individually or in the aggregate, have a Material Adverse Effect. No Action, claim or proceeding is pending or, to the knowledge of ECC, threatened with respect to any Benefit Plan (other than claims for benefits in the ordinary course) that would, individually or in the aggregate, have a Material Adverse Effect and, to the knowledge of Seller, no fact or event exists that would give rise to any such Action, claim or proceeding.

(iii) Except as set forth in Section 5.02(i)(iii) of the Disclosure Letter, (1) the terms of employment or engagement of all employees, agents and consultants of Seller with respect to the Business are such that their employment or engagement may be terminated at any time and without liability for payment of compensation or damages, (2) there are no severance payments which are or could become payable by Seller to any employee, agent, or consultant of Seller under the terms of any oral or written agreement or commitment or any custom, trade or practice, and (3) there are no contracts between Seller and any employee, consultant or independent contractor.

(iv) Seller and each of its Affiliates are and have been in compliance in all material respects with WARN and any similar state Law respecting plant closings and layoffs and all applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including any such Laws regarding employment discrimination; disability rights and benefits; minimum wage, hours and overtime; workers’ compensation; family and medical leave; equal employment opportunity; occupational safety and health; severance or termination of employment; the payment of social security, wage, payroll and other Taxes; the Immigration Reform and Control Act, as amended; ERISA; and COBRA. All persons classified by Seller or any of its Affiliates as independent contractors do satisfy and have satisfied the requirements of Law to be so classified, and Seller and each of its Affiliates has fully and accurately reported their compensation on IRS Forms 1099 when required to do so.

(v) Section 5.02(i)(v)(A) of the Disclosure Letter sets forth a true and correct list of each participant in the Deferred Compensation Plan and all liabilities existing as of the date hereof with respect to the Deferred Compensation Plan (per participant and in the aggregate). Each of the individuals listed on Section 5.02(i)(v)(B) of the Disclosure Letter has executed a Waiver Agreement.

(h) Labor Matters. Neither ECC nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by ECC or any of its Subsidiaries, and to the knowledge of ECC, there are no union organizing activities, requests for union representation or proceedings by any labor union to organize with respect to any employees of ECC or any of its Subsidiaries. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) there are no pending grievance or arbitration proceedings arising out of collective bargaining agreements, or other agreements with any unions, to which ECC or any of its Subsidiaries is a party, (ii) there is no labor strike, dispute, slowdown, work stoppage or lockout by or with respect to any employees of ECC or any of its Subsidiaries, and (iii) there are no unfair labor practice complaints by persons employed by ECC or any of its Subsidiaries pending or to ECC’s knowledge, threatened against ECC or any of its Subsidiaries, nor, to the knowledge of ECC, does there exist any basis for any such complaint. To the knowledge of ECC, neither Seller nor any of its Affiliates has engaged in any unfair labor practices within the meaning of the National Labor Relations Act.

(i) Related Party Transactions. Set forth in Schedule 5.03(i) is a list of all agreements and contracts entered into by ECC or any of its Subsidiaries under which continuing obligations exist with any Person who is an officer, director or Affiliate of ECC or any of its Subsidiaries, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing or any entity of which any of the foregoing is an Affiliate.

(j) Insurance. Section 5.02(p) of the Disclosure Letter sets forth a correct and complete list of the Insurance Policies, including the underwriter of such policies and the amount of coverage thereunder. ECC or one of its Affiliates has paid, or caused to be paid, all premiums due under such policies and has not received written notice that it is in default with respect to any obligations under such policies other than as would not, individually or in the aggregate, have a Material Adverse Effect. Furthermore, other than as would not, individually or in the aggregate, have a Material Adverse Effect, (i) ECC has not received any written notice of cancellation or termination with respect to any existing insurance policy set forth in Section 5.02(p) of the Disclosure Letter, (ii) except as set forth in Section 5.02(p) of the Disclosure Letter, there is no claim pending under any policy set forth in Section 5.02(p) of the Disclosure Letter as to which coverage has been questioned, denied or disputed by the underwriters of such policy, and (iii) ECC has not received any notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage presently provided for will not be available to ECC or Seller on substantially the same terms now in effect.

(k) Solvency; Ability to Pay Debts. ECC is, and prior to and after giving effect to the Acquisition and the other transactions contemplated by this Agreement and the Other Agreements, will be solvent. For purposes of this Agreement, the term “solvent” shall mean, with respect to ECC, that (i) it is able to pay its debts as they become due, and (ii) the fair valuation of its property is, on the date of determination, greater than the total amount of its liabilities, at a fair valuation, as of such date and that the present saleable value of its assets is, on the date of determination, greater than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. After giving effect to the consummation of the Acquisition, ECC will not have unreasonably small capital with which to conduct its business. Prior to and after giving effect to the consummation of the Acquisition, ECC will incur debts only within its ability to pay as such debts mature.

(l) Takeover Statutes. ECC has taken all necessary steps so that the Business Combination Statute (Subtitle 6 of Title 3 of the MGCL) is not applicable to this Agreement and the transactions contemplated hereby.

(m) Brokers. No broker, finder or investment banker (other than Friedman, Billings, Ramsey & Co., Inc., Milestone Advisors, LLC and Stifel, Nicolaus & Company, Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with the Acquisition or the other transactions contemplated by this Agreement and each of the Other Agreements based upon arrangements made by or on behalf of ECC or Seller.

(n) Opinion of Financial Advisor. The ECC Special Committee has received an opinion of Stifel, Nicolaus & Company, Incorporated and Friedman, Billings, Ramsey & Co., Inc., to the effect that the Asset Price to be paid by Acquirer to Seller in connection with the Acquisition pursuant to this Agreement is fair to Seller, from a financial point of view.

5.04 Representations and Warranties of Acquirer. Acquirer hereby represents and warrants to ECC and Seller, as of the date of this Agreement and as of the Closing Date (except for those representations and warranties made as of a specific date, which representations and warranties are made as of such date), that:

(a) Corporate Organization. Acquirer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The certificate of incorporation of Acquirer is in full force and effect and no dissolution, revocation or forfeiture proceedings regarding Acquirer have been commenced. Acquirer is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary. Acquirer has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by Acquirer to be conducted.

(b) Authority Relative to this Agreement.

(i) Acquirer has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other proceedings on the part of Acquirer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquirer and, assuming due authorization, execution and delivery hereof by ECC and Seller, constitutes a valid, legal and binding agreement of Acquirer, enforceable against Acquirer in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(ii) The board of directors of Acquirer has duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Acquisition and the other transactions contemplated hereby, and taken all corporate actions required to be taken by the board of directors of Acquirer for the consummation of the Acquisition and the other transactions contemplated hereby.

(c) No Conflict; Required Filings and Consents.

(i) The execution and delivery of this Agreement by Acquirer does not, and the performance of Acquirer’s obligations hereunder will not, (1) conflict with or violate the organizational documents of Acquirer, (2) assuming that all consents, approvals, authorizations and other actions described above in subsection (ii) have been obtained and all filings and obligations described above in subsection (ii) have been made, conflict with or violate any Law applicable to Acquirer or by which any of its properties or assets is bound or affected, or (3) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any of its properties or assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it is a party or by which it or any of its properties or assets is bound or affected.

(ii) The execution and delivery of this Agreement by Acquirer does not, and the performance of Acquirer’s obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except for (1) such consents, approvals, authorizations, permits, filings or notifications as may be required under the Laws of any state in respect of the Business, or (2) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or delay consummation of the Acquisition, or otherwise prevent Acquirer from performing its obligations under this Agreement.

(d) Litigation. There is no Action pending or, to Acquirer’s knowledge, threatened against, involving or affecting Acquirer or any of its properties or assets that questions the validity of this Agreement or any action to be taken by Acquirer in connection with the consummation of the Acquisition or the other transactions contemplated hereby.

(e) Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by ECC or Seller in connection with the Acquisition or the other transactions contemplated by this Agreement and each of the Other Agreements based upon arrangements made by or on behalf of Acquirer.

(f) Available Funds. Acquirer currently has or has access to, and on the Closing Date will have available, all funds necessary to pay the Asset Price. Acquirer has received a commitment from one of its Affiliates to transfer to Acquirer, on or prior to the Closing Date, an amount in cash reasonably sufficient to provide Acquirer with all funds necessary to pay the Asset Price. The obligations of Acquirer hereunder are not subject to any conditions regarding the ability of Acquirer to obtain financing.

ARTICLE 6.

COVENANTS

6.01 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of ECC and Seller shall afford to the officers and authorized employees, accountants, counsel and other representatives of Acquirer, reasonable access during normal business hours during the period prior to the Closing, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, each of ECC and Seller shall make available to Acquirer all information concerning its business, properties and personnel as Acquirer may reasonably request. Subject to Section 6.05, each of ECC and Seller shall permit Acquirer to contact and make arrangements with employees of the Business regarding prospective employment with Acquirer after the Closing and neither Seller nor ECC shall discourage in any way any employee of the Business from consulting with Acquirer or becoming associated with Acquirer after the Closing, and Seller and Acquirer shall use reasonable best efforts to facilitate this process, including, without limitation, making available to Acquirer personnel and other information as Acquirer may request with respect to such employees. Neither ECC nor Seller shall be required to provide access to or disclose information pursuant to this Section 6.01(a) where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions in the preceding sentence apply. Acquirer shall, and cause its representatives to, use all reasonable efforts to prevent such access and inspection from interfering with the business operations of ECC and Seller.

(b) For a period of eighteen months following the Closing Date, upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of ECC and Seller shall afford to the officers and authorized employees, accountants, counsel and other representatives of Acquirer, reasonable access during normal business hours to all of its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, each of ECC and Seller shall make available to Acquirer all such information concerning its business, properties and personnel as Acquirer may reasonably request; provided, however, that the right of access granted to Acquirer pursuant to this Section 6.01(b) shall only be available to the extent reasonably necessary for Acquirer to ascertain whether ECC and Seller are in compliance with Section 6.10 and Section 6.11 hereof. Neither ECC nor Seller shall be required to provide access to or disclose information pursuant to this Section 6.01(b) where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions in the preceding sentence apply. Acquirer shall, and shall cause its representatives to, use all reasonable efforts to prevent such access and inspection from interfering with the business operations of ECC and Seller.

(c) During the period prior to the Closing, Acquirer shall provide Seller and ECC with such information as Seller or ECC shall reasonably request regarding Acquirer’s progress toward obtaining the Requisite Regulatory Approvals and the completion of the Technology Upgrades.

(d) All information obtained by Acquirer pursuant to this Section 6.01 shall be kept confidential in accordance with the confidentiality agreement, dated July 26, 2006 (the “Confidentiality Agreement”), between Bear, Stearns & Co. Inc. and ECC.

6.02 Acquisition Proposals.

(a) No Solicitation or Negotiation. ECC agrees that except as expressly permitted by this Section 6.02(a), neither it nor any of its Subsidiaries shall, and that it shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ employees, agents, investment bankers, attorneys, accountants and other advisors or representatives (such employees, agents, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below); or

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; or

(iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the Closing, ECC may: (1) provide information in response to a request therefor by a Person who has delivered a bona fide written Acquisition Proposal that was not solicited by ECC after the date hereof or in violation of the Exclusivity Letter, dated September 3, 2006, between Bear, Stearns & Co. Inc. and ECC, as amended (the “Exclusivity Letter”), if ECC receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal; and ECC shall promptly disclose any such information to Acquirer to the extent not previously provided to Acquirer; (2) engage or participate in any discussions or negotiations with any Person who has made such a bona fide written Acquisition Proposal, or (3) after having complied with Section 6.02(c), approve or propose to approve (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (1), (2) or (3) above, the ECC Board determines in good faith after consultation with outside legal counsel that failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) in each such case referred to in clause (1) or (2) above, the ECC Board has determined in good faith based on the information then available and after consultation with its financial advisors that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below); and (z) in the case referred to in clause (3) above, the ECC Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

ECC shall notify Acquirer promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any request for information relating to ECC or any of its Subsidiaries by any Person that informs ECC or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any Person seeking to have discussions or negotiations with ECC or any of its Subsidiaries relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof and any related documentation or correspondence). ECC shall also promptly, and in any event within 24 hours, notify Acquirer, orally and in writing, if it or any of its Subsidiaries enters into discussions or negotiations concerning any Acquisition Proposal or provides non-public information or data to any Person in accordance with this Section 6.02 and keep Acquirer informed of the status and terms of any such proposals, offers, discussions or negotiations on a reasonably current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving ECC or Seller, (ii) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the total voting power or of any class of equity securities of ECC or Seller, or 15% or more of the consolidated total assets (including, without limitation, equity securities of its Subsidiaries) of ECC, (iii) any proposal or offer with respect to the disposition of any of the Transferred Assets other than in the ordinary course of business of ECC and its Subsidiaries, or (iv) any transaction that contemplates the hiring of any employees of ECC or any of its Subsidiaries as a group or unit, in each case other than the transactions contemplated by this Agreement. Notwithstanding the foregoing, the term “Acquisition Proposal” shall not include any transaction pursuant to which (i) ECC sells only all or a portion of its residual interests in its securitizations and related servicing rights to one or more third parties or (ii) Seller sells its equity interests in, or all or any portion of the assets of, any Subsidiary of Seller; provided, however, that such transaction specifically excludes the Transferred Assets and any and all employees of the Business; provided, further, that prior to any such transaction with respect to any Subsidiary of Seller other than ConquistAmerica, Inc., in the event of a sale of stock, the applicable Subsidiary of Seller and, in the event of a sale of assets, the purchaser of such assets, agrees to be bound by the provisions of Section 6.08.

“Superior Proposal” means a bona fide Acquisition Proposal that was not solicited by ECC after the date hereof or in violation of the Exclusivity Letter involving (i) more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of ECC or (ii) all or substantially all of the assets constituting the Transferred Assets, that the ECC Board has determined in its good faith judgment, after consultation with its outside financial advisors, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, that (y) if consummated, would result in a transaction more favorable to ECC’s stockholders from a financial point of view than the transactions contemplated by this Agreement, and (z) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

(c) No Alternative Transaction. The ECC Board and each committee thereof shall not cause or permit ECC or any of its Subsidiaries to enter into any written letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement entered into in compliance with Section 6.02(a)) relating to any Acquisition Proposal. Notwithstanding the foregoing, prior to the Closing, if (i) a Superior Proposal that was not solicited, initiated, encouraged or facilitated in breach of this Agreement or the Exclusivity Letter is made to ECC and is not withdrawn, (ii) ECC shall have promptly (but in any event no later than 24 hours after its determination with respect to the Superior Proposal) provided written notice to Acquirer (a “Notice of Superior Proposal”) advising Acquirer that ECC has received a Superior Proposal, specifying all of the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, (iii) Acquirer shall not have, within four Business Days of Acquirer’s receipt of the Notice of Superior Proposal, made a proposal that the ECC Board determines in good faith after consultation with its outside financial advisors to be at least as favorable, from a financial point of view, to ECC’s stockholders as such Superior Proposal (it being agreed that (A) the ECC Board shall convene a meeting to consider any such proposal by Acquirer promptly following the receipt thereof, (B) the ECC Board will not terminate this Agreement pursuant to Section 9.01(d)(ii) until the earlier of the meeting required to be held pursuant to clause (A) or four Business Days after receipt by Acquirer of the Notice of Superior Proposal, and (C) any change to the financial or other material terms of such Superior Proposal shall require a new Notice of Superior Proposal to Acquirer and a new four Business Day period under this clause (iii)); and (iv) the ECC Board determines in good faith after consultation with its outside legal counsel that the failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would be inconsistent with the directors’ fiduciary duties under applicable Law, then the ECC Board may, upon termination of this Agreement in accordance with Section 9.02(d)(ii) and the concurrent payment of the Termination Fee in accordance with Section 9.03(b), approve and enter into an agreement relating to a Superior Proposal made after the date hereof that was not solicited, initiated, encouraged or facilitated in breach of this Agreement or the Exclusivity Letter.

(d) Existing Discussions. ECC agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. ECC agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.02 and in the Confidentiality Agreement.

(e) Notice. ECC agrees that it will as promptly as practicable notify Acquirer if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by it or any of its Representatives and thereafter shall keep Acquirer reasonably informed of the status and terms of any such proposals or offers.

6.03 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Acquisition, including, without limitation, using its reasonable best efforts to make all applicable filings and notifications to and obtain the Requisite Regulatory Approvals, all Applicable Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with Seller and to cause its Subsidiaries to execute all such documentation as are necessary for the consummation of the Acquisition, the transfer to Acquirer of the Transferred Assets and to fulfill the conditions to the Closing. In case, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties hereto shall use all reasonable best efforts to cause its respective officers, employees and agents to take all such action.

(b) The parties hereto shall cooperate and assist one another in connection with all actions to be taken pursuant to Section 6.03(a), including the preparation and making of the filings referred to therein and, if requested, amending or furnishing additional information thereunder, including, subject to applicable Law and the Confidentiality Agreement, providing copies of all related documents to the non-filing party and their advisors prior to filing, and to the extent practicable none of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other parties. Each party shall keep the others apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Acquisition. To the extent practicable, and as permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings (whether by telephone or in Person) with such Governmental Authority.

(c) Each of the parties hereto agrees to cooperate and use its reasonable best efforts to defend through litigation on the merits any Action, including administrative or judicial Action, asserted by any party in order to avoid the entry of, or to have vacated, lifted, reversed, terminated or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that in whole or in part restricts, delays, prevents or prohibits consummation of the Acquisition, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal.

6.04 Public Announcements. Acquirer, on the one hand, and ECC and Seller, on the other hand, agree that no public release or announcement concerning the Acquisition shall be issued by either without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

6.05 Hiring by Acquirer.

(a) Seller has previously delivered to Acquirer a true and complete list of (i) the names, addresses and current salaries of all employees of the Business, listed by office location, and the family relationships known to Seller, if any, among such persons; and (ii) the wage rate for non-salaried and non-executive salaried employees of the Business by classification. Acquirer shall extend offers of employment, which shall be conditioned on the Closing, to substantially all of the employees in the sales and operations groups of the Business and to those employees of Seller listed on Schedule 6.05(a)(i); provided, however, that (i) Acquirer shall not be obligated to extend offers of employment to any individual who, following Acquirer’s standard pre-employment tests and screenings, does not meet Acquirer’s employment rules, standards or policies, and (ii) with respect to any individual meeting the criteria set forth on Schedule 6.05(a)(ii), Acquirer shall extend an offer of employment in its sole discretion following an interview or interviews with such individual. Each employee of ECC or its Subsidiaries who is offered employment by Acquirer, and who accepts employment as of the Closing Date, shall hereinafter be referred to as a “Transferred Employee.” Notwithstanding anything to the contrary contained herein, unless otherwise provided under the terms of a written employment agreement that is expressly assumed by Acquirer or subsequently entered into as between Acquirer and any Transferred Employee, each Transferred Employee shall be employed by Acquirer on an at will basis and nothing shall prohibit Acquirer or such Transferred Employee from terminating such employment at any time after the Closing.

(b) Notwithstanding anything to the contrary set forth in this Agreement, in the event that this Agreement is terminated for any reason prior to the Closing, Acquirer shall not, for a period of six months following the termination of this Agreement, directly or indirectly, solicit the employment of or hire any employee of the Business without the consent of Seller; provided, however that the foregoing provision shall not prevent Acquirer from soliciting for employment, hiring or employing, without the consent of Seller, (i) any Person who responds to a general solicitation or advertisement by Acquirer or any of its Affiliates that is not specifically directed to Seller, ECC or their employees, (ii) any Person who contacts Acquirer or its directors, officers, employees, agents, partners, advisors, Subsidiaries, Affiliates and/or divisions (including, without limitation, attorneys, accountants, consultants, bankers, financial advisors and financing sources) on his or her own initiative, (iii) any Person who Acquirer or any of its Affiliates first solicited or entered into discussions with prior to the date of this Agreement, or (iv) any Person who Acquirer or its Affiliates solicits or enters into discussions with after termination of his employment with Seller or ECC.

(c) Acquirer shall not assume any Benefit Plans, labor agreements, employment contracts or covenants, or any liabilities thereunder or the fringe benefit plans or any other liabilities which ECC or any of its Affiliates may have with respect to any union or any of the employees of ECC or any of its Subsidiaries (including former employees) either on the date hereof or the date of the Closing, including liabilities of ECC or any of its Affiliates with respect to payment of wages or pensions which may have accrued, vested or been earned prior to the Closing and liabilities of ECC or any of its Affiliates to contribute to pension or other fringe benefit plans with respect to or on account of service prior to the Closing, and/or any other term or condition of employment presently enjoyed by employees of ECC or any of its Subsidiaries. Notwithstanding the foregoing, all Transferred Employees shall receive, for purposes of eligibility for participation in the Acquirer Plans, credit for service with Seller.

(d) In accordance with Revenue Procedure 2004-53 and comparable state and local payroll Tax Laws, Acquirer may elect to provide Forms W-2, Wage and Tax Statements, for the 2006 calendar year setting forth the aggregate amount of wages paid to, and the federal, state and local income, disability, unemployment, FICA, and similar taxes (“Payroll Taxes”) withheld in respect thereof, to Transferred Employees for the 2006 calendar year by ECC or its Subsidiaries and Acquirer as predecessor and successor employers, respectively. Seller shall transfer to Acquirer any records (including Internal Revenue Service Forms W-4) relating to withholding and payment of income and Payroll Taxes with respect to wages paid by ECC or its Subsidiaries during the 2006 calendar year to Transferred Employees and will otherwise reasonably cooperate with Acquirer in connection with the reporting of such wages and withholdings.

(e) Seller shall be required to pay or cause to be paid, on or before the Closing Date, for periods up to and through the Closing Date, any wages, vacation pay, bonuses, retention plans, pension, profit-sharing and welfare benefits and other compensation and fringe benefits, severance, withholding tax, social security tax, of all Transferred Employees on or before the Closing Date, including any employment taxes or other fees or assessments attributable thereto.

(f) No later than three (3) days prior to the Closing Date, Seller shall deliver to Acquirer Schedule 6.05(f), which schedule shall set forth the number of employees of Seller and its Affiliates who have experienced an “employment loss” as such term is defined under WARN and the regulations promulgated thereunder during the ninety calendar day period prior to the Closing Date, and the geographic location and date of each “employment loss.” Seller agrees not to terminate or lay off employees in such numbers as to trigger the application of or give rise to liability under WARN or any similar state or local statute or regulation without complying with all of the obligations of WARN or any similar state or local statute or regulation. In addition, Seller hereby agrees to indemnify Acquirer and to defend and hold Acquirer harmless from and against any and all Losses which Acquirer may incur in connection with any Action brought against Acquirer under WARN or any similar state or local statute or regulation, which relates to (i) actions taken by Seller with regard to any site of employment of one or more facilities or operating units within any site of employment of the Business affected by this Agreement; or (ii) employees of Seller or its Affiliates who have not been offered, or have not accepted, an offer of employment by Acquirer.

(g) Up to and through the Closing Date, Seller shall be responsible for providing any notices and complying with other administrative requirements of WARN and any other similar state or local statute or regulation with respect to all employees of Seller. For purposes of this Agreement, the “Effective Date’ as defined in WARN shall be the same as the Closing Date. Nothing in this Agreement constitutes an admission that a plant closing or mass layoff, as those terms are defined by WARN, has occurred or will occur.

(h) Up to and through the Closing Date, ECC and Seller shall use all reasonable best efforts to obtain Waiver Agreements from each of the participants in the Deferred Compensation Plan who have not executed a Waiver Agreement as of the date hereof.

(i) Promptly following the date of this Agreement, Seller intends to enter into employee retention agreements, in form and substance mutually agreed to by Seller and Acquirer, with each of the employees of Seller and in the respective amounts set forth on Schedule 6.05(i) (the “Employee Retention Agreements”). With respect to each Employee Retention Agreement, each of Seller and Acquirer shall be responsible for the payment of its Pro Rata Portion of any retention payment payable thereunder. With respect to any retention payment under any Employee Retention Agreement, Seller’s or Acquirer’s, as applicable, “Pro Rata Portion” shall be the percentage determined by dividing (i) the number of calendar days from the date of such Employee Retention Agreement to the target employment date set forth in the Employee Retention Agreement entitling such employee to the payment thereunder (the “Retention Period”) during which an employee is employed by Seller or Acquirer, as applicable, by (ii) the number of calendar days in the Retention Period. On or prior to the Closing Date, the parties shall agree to a mutually acceptable process for their sharing of the retention payments to be made pursuant to the Employee Retention Agreements (which process shall be consistent with respect to the agreements set forth herein regarding each party’s Pro Rata Portion), which may include, without limitation, the establishment of an escrow account.

6.06 Payment of Taxes.

(a) Within ninety days following the Closing Date, Acquirer and Seller shall apportion among themselves any appropriately proratable Tax attributable to the Transferred Assets, it being understood and agreed that Seller shall be responsible for any obligations and liabilities accrued or allocable to periods prior to the close of business on the Closing Date and Acquirer shall be responsible for any obligations and liabilities accruing or allocable to periods on and after such date and time. Based on such apportionment, Seller shall pay to Acquirer, or Acquirer shall pay to Seller, as the case may be, the amount of any such Tax determined in accordance with the foregoing.

(b) Seller shall be responsible for the payment of all sales (including, without limitation, bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees relating to the Acquisition and the other transactions contemplated hereby.

6.07 Mail Received After Closing. Following the Closing, Acquirer may receive and open all mail addressed to Seller and deal with the contents thereof in its discretion to the extent that such mail and the contents thereof relate to the Business or the Transferred Assets or any of the obligations or liabilities assumed by Acquirer pursuant to this Agreement. ECC and Seller shall deliver or cause to be delivered to Acquirer all mail received by ECC or Seller after the Closing that relates to the Business or the Transferred Assets or any liabilities assumed by Acquirer pursuant to this Agreement. Acquirer shall promptly deliver or cause to be delivered to Seller all mail received by Acquirer after the Closing that relates to (i) matters relating to ECC, Seller or their Affiliates that are not related to the Business, the Transferred Assets or any liabilities assumed by Acquirer pursuant to this Agreement, or (ii) the Retained Liabilities.

6.08 Non-Competition; Non-solicitation.

(a) Beginning on the Closing Date and ending on the second anniversary of the Closing Date, neither Seller nor ECC shall directly or indirectly, without the prior written consent of Acquirer, for their benefit or for the benefit of any other Person, engage in a Competitive Business Activity (as defined below) anywhere in the United States, its territories, possessions, commonwealths, dependencies or areas subject to its jurisdiction. For all purposes hereof, the term “Competitive Business Activity” shall mean: (i) engaging in or managing or directing persons engaged in the wholesale subprime mortgage brokerage and correspondent (on a non-delegated underwriting basis) business, (ii) acquiring or having an ownership interest in any entity that engages or participates in the wholesale subprime mortgage brokerage and correspondent (on a non-delegated underwriting basis) business (except for ownership of two percent or less of the outstanding common equity of any entity whose securities have been registered under the Securities Act or Section 12 of the Exchange Act, and the securities owned as of the date of this Agreement); (iii) participating in the financing, operation, management or control of any firm, partnership, corporation, entity or business described in clause (ii) of this sentence; or (iv) soliciting, diverting, taking away, or attempting to solicit, divert or take away any prospective or current customer or employee of the Business.

(b) Beginning on the Closing Date and ending on the second anniversary of the Closing Date, neither Seller nor ECC shall, and ECC and Seller shall cause their Subsidiaries not to, directly or indirectly, without the prior written consent of Acquirer, for their benefit or for the benefit of any other Person, (i) solicit, encourage or take any other action that is intended to induce or encourage, or has the effect of inducing of encouraging, any director, officer, employee or other representative of Acquirer, or any of its Subsidiaries or Affiliates, who was formerly employed by ECC or Seller or their Subsidiaries or Affiliates, to terminate such director’s, officer’s, employee’s, consultant’s, advisor’s or other representative’s employment with Acquirer or any of its respective Subsidiaries or Affiliates or (ii) hire any director, officer, employee, or other representative of Acquirer, or any of its Subsidiaries or Affiliates, who was formerly employed by ECC or Seller or their Subsidiaries or Affiliates.

(c) The covenants contained in Section 6.08(a) and Section 6.08(b) hereof shall be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision of the world. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in Section 6.08(a) and Section 6.08(b) hereof. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of this Section 6.08 are deemed to exceed the time, geographic or scope limitations permitted by applicable Law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable Laws.

(d) Each of Seller and ECC acknowledges that (i) the goodwill associated with the Business prior to the transaction contemplated by this Agreement is an integral component of the value of the Transferred Assets to Acquirer and is reflected in the Asset Price payable to Seller and (ii) the agreements set forth in this Section 6.08 are necessary to preserve the value of the Transferred Assets for Acquirer following the consummation of the transactions contemplated by this Agreement. Each of Seller and ECC also acknowledges that the limitations of time, geography and scope of activity agreed to in this Section 6.08 are reasonable because, among other things, (1) both they and Acquirer are engaged in a highly competitive industry, (2) Seller and ECC have unique access to the trade secrets and know-how, including, without limitation, the plans and strategy (and, in particular, the competitive strategy) of the Business, (3) this Section 6.08 provides no more protection than is necessary to protect Acquirer’s interests in the goodwill, trade secrets, and confidential information related to the Transferred Assets and the Business, and (4) each of Seller and ECC is receiving significant consideration in connection with the transactions contemplated by this Agreement.

6.09 Confidentiality. ECC and Seller acknowledge that Acquirer has legitimate and continuing interests in the protection of confidential information related to the Business and that Acquirer is investing substantial sums and will continue to invest substantial sums to develop, maintain and protect such confidential information. From and after the Closing, ECC and Seller shall not, and shall cause each of their Affiliates not to, disclose, furnish or make accessible to any Person or use for its own benefit or the benefit of any other Person any trade secrets or other confidential or proprietary information of the Business, including, without limitation, any business plans, financial information, strategies, methods and computer programs of the Business; provided that such protected information shall not include (i) information required to be disclosed by Law, (ii) information known to the public or otherwise available to the public without violation of this Agreement by ECC or Seller, and (iii) information of the Business that also relates to a business of ECC or Seller other than the Business, but only to the extent relating to such other business.

6.10 Reserves for Liabilities.

(a) From and after the Closing, Seller shall maintain cash reserves established in accordance with GAAP and applicable Law or residual interests in its securitizations (with an ascribed value agreed by Seller and Acquirer) which, together with the cash reserves, are adequate to satisfy the Retained Liabilities.

(b) From and after the Closing, ECC shall maintain cash reserves established in accordance with GAAP and applicable Law or residual interests in its securitizations (with an ascribed value agreed by ECC and Acquirer) which, together with the cash reserves, are adequate to satisfy its liabilities.

6.11 Retention of Proceeds; Corporate Existence.

(a) From the date of this Agreement until twelve months following the Closing Date, in the event that Seller has made a distribution to ECC at any time after the date of this Agreement, or ECC shall no longer own of record or beneficially all of the outstanding capital stock of Seller, then ECC shall not make any distribution, whether by dividend or otherwise, in respect of its capital stock, unless immediately following such distribution, the value of ECC’s and Seller’s assets (exclusive of intangibles), on a consolidated basis, will exceed the value of ECC’s and Seller’s consolidated known and contingent liabilities (the value of such assets and liabilities being determined in the reasonable good faith estimation of the ECC Board) (“Net Equity”), by at least $10,000,000; provided, however, that if ECC is no longer required for purposes of its financial reporting requirements under applicable Law to consolidate Seller in its financial reports, then the Net Equity of ECC, without regard to the assets and liabilities of Seller, will be at least $10,000,000.

(b) For the six-month period immediately following the twelve-month period following the Closing Date, in the event that Seller has made a distribution to ECC at any time after the date of this Agreement, or ECC shall no longer own of record or beneficially all of the outstanding capital stock of Seller, then ECC shall not make any distribution, whether by dividend or otherwise, in respect of its capital stock, unless immediately following such distribution, the Net Equity of ECC and Seller, on a consolidated basis, will be at least $5,000,000; provided, however, that if ECC is no longer required for purposes of its financial reporting requirements under applicable Law to consolidate Seller in its financial reports, then the Net Equity of ECC, without regard to the assets and liabilities of Seller, will be at least $5,000,000.

(c) For a period of eighteen months following the Closing Date, Seller shall keep in full force and effect its existence, rights and franchises as a corporation under the laws of its formation in the State of California, and shall obtain and preserve its qualification to do business as a foreign corporation in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement, and to enable Seller to perform its duties under this Agreement; provided, however, nothing in this Section 6.11(c) shall prohibit ECC from adopting a plan of dissolution and filing a certificate of dissolution.

(d) For a period of eighteen months following the Closing Date, at Acquirer’s request from time to time, each of Seller and ECC shall promptly deliver to Acquirer a certificate signed by an authorized officer of Seller or ECC, as applicable, certifying that it is in compliance with all covenants applicable to it contained in Section 6.10 and Section 6.11 hereof; provided, however, that Seller and ECC shall not be required to provide such certificate more frequently than quarterly.

(e) For a period of eighteen months following the Closing Date, in the event that ECC desires to make any distribution, whether by dividend or otherwise, in respect of its capital stock, it shall deliver to Acquirer, no later than five Business Days prior to the declaration date for such distribution, a certificate, signed by an authorized officer of ECC, certifying that such dividend will be made in compliance with the covenants contained in Section 6.10(b), Section 6.11(a) and Section 6.11(b) hereof. Attached to any certificate delivered pursuant to this Section 6.11(e) shall be a balance sheet of ECC as of the most recent practicable date, illustrating the pro forma effect of such distribution.

(f) As used in this Section 6.11, a “distribution” shall mean, with respect to any entity, a distribution in respect of such entity’s capital stock and shall not include the repayment of intercompany debt.

6.12 Seller Capital Stock. From the date of this Agreement until the date that is eighteen months following the Closing Date, ECC shall not, without the prior written consent of Acquirer, such consent not to be unreasonably withheld, sell, transfer or otherwise dispose of any shares of the capital stock of Seller or permit Seller to issue or sell any of its capital stock to any Person, it being understood and agreed that it shall not be unreasonable for Acquirer to withhold its consent hereunder if (a) such disposition, issuance or sale occurs from the date of this Agreement to the date that is twelve months following the Closing Date and immediately following such disposition, issuance or sale, the Net Equity of ECC shall be less than $10,000,000, or (b) such disposition, issuance or sale occurs during the six-month period immediately following the twelve-month period following the Closing Date and immediately following such disposition, issuance or sale, the Net Equity of ECC shall be less than $5,000,000. The parties acknowledge that Seller shall be permitted to sell or otherwise transfer the capital stock, or all or a portion of the assets of, any of Seller’s Subsidiaries; provided, however, that such transaction specifically excludes the Transferred Assets and any and all employees of the Business; provided, further, that prior to any such transaction with respect to any Subsidiary of Seller other than ConquistAmerica, Inc., in the event of a sale of stock, the applicable Subsidiary of Seller and, in the event of a sale of assets, the purchaser of such assets, agrees to be bound by the provisions of Section 6.08; provided, further, that the permission granted in the foregoing shall in no way affect the requirements of Section 6.11.

6.13 HMDA Reports. Seller shall deliver any reports under the HMDA and any underlying data needed to conduct an appropriate statistical analysis with respect to issues under the Equal Credit Opportunity Act and the Fair Housing Act and any related analysis performed by or on behalf of Seller as soon as reasonably practicable, but in any event within thirty days of the date hereof.

6.14 Use of Encore and Bravo Names. From and after the Closing, neither ECC nor any of its Affiliates shall use the Encore name or the Bravo name as part of any of their respective names or businesses or in any other respect.

ARTICLE 7.

PRE-CLOSING RELATIONSHIP

7.01 Transition Plan. From the date hereof until the Closing, ECC and Seller shall cooperate with Acquirer with respect to the formulation and implementation of a transition plan with respect to the Business, which shall include, without limitation, (a) a process for Acquirer to receive all licenses necessary for the operation of the Business, and (b) a process for Acquirer or its designees to receive the benefits of certain contracts to which Seller is a party, including, without limitation, those contracts set forth on Schedule 7.01, it being understood and agreed that Acquirer shall reimburse Seller and its Affiliates for all reasonable, direct and out-of-pocket costs they incur in providing the benefits of such contracts (it being further understood and agreed that Acquirer shall pay only the pro rata share of any contract or maintenance fees for the period of time during which Acquirer or its designees actually receive the benefits of such contracts).

7.02 Repo Agreement. Seller agrees, from and after the date hereof until the Closing Date, to enter into repurchase transactions with respect to all Loans it originates after the date hereof, meeting the standards of the Repo Agreement, only with Bear Stearns Mortgage Capital Corporation (“BSMCC”) under that certain Amended and Restated Master Repurchase Agreement, dated as of the date hereof, between BSMCC and Seller and various of its Affiliates, as the same may be amended from time to time (the “Repo Agreement”).

7.03 Disposition of Mortgage Loans.

(a) The parties agree that Mortgage Loans repurchased by Seller pursuant to the Repo Agreement after the date hereof, and eligible for purchase under the Master MLPA, shall be sold directly by Seller simultaneously to either (i) an Affiliate of Acquirer in connection with the securitization of such Mortgage Loans by Acquirer’s Affiliate pursuant to the Master MLPA (as modified by the related Term Sheet attached as Schedule 7.03(a)(i)) or (ii) so long as notice of such decision has been provided to the individual listed on Schedule 7.03(a)(ii), no later than twenty-four hours prior to the marketing of the related securitization by Acquirer’s Affiliate, a third party on a whole Loan basis. In connection with Mortgage Loans sold pursuant to clause (i) of the preceding sentence, the parties agree that Seller has the option to sell the related Servicing Rights (as defined in the Master MLPA) to a Comparable Servicer so long as the price offered to be paid for such Servicing Rights (the “Offer”) is greater then five (5) basis points over the price that Acquirer’s Affiliate has offered Seller for such Servicing Rights. Notwithstanding the above, Seller shall notify Acquirer’s Affiliate of the Offer promptly upon receipt and allow such Affiliate the option of purchasing the related Servicing Rights at a price equal to the Offer.

(b) The parties further agree that an Affiliate of Acquirer shall be the sole lead underwriter for all securitizations relating to the Mortgage Loans subject to the Repo Agreement, and in connection therewith, all parties acknowledge that such securitizations shall occur on a monthly basis. In the event that Seller desires to delay any proposed securitization, Seller will provide notice of such decision by telephone, directly to the individual listed on Schedule 7.03(a)(ii), no later then twenty-four hours prior to the marketing of the related securitization by Acquirer’s Affiliate. In connection with such delay, Seller shall bear all economic risk relating to the Mortgage Loans or otherwise related to the proposed securitization, including, but not limited to, defaults, prepayments and breaches of representations and warranties relating thereto.

(c) Mortgage Loans not eligible for purchase under the Master MLPA shall be repurchased by Seller in accordance with the Repo Agreement and may be sold, so long as such Loans meet the standards of the Additional MLPA, at Seller’s option, to Acquirer’s Affiliate, at a mutually agreed upon price, pursuant to the Additional MLPA.

(d) The parties agree that Seller shall bear all of the economic risk of hedging the Mortgage Loans subject to the Repo Agreement.

ARTICLE 8.

CONDITIONS

8.01 Conditions to the Obligations of Each Party. The obligations of each party to effect the Acquisition and the other transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a) No Order. No Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Acquisition illegal or otherwise restricting, preventing or prohibiting consummation of the Acquisition.

(b) Consents. All consents and approvals required for the consummation of the Acquisition and the other transactions contemplated hereby shall have been received.

8.02 Conditions to the Obligations of Acquirer. The obligations of Acquirer to consummate the Acquisition and the other transactions contemplated hereby are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Seller and ECC in this Agreement and of Seller, ECC and their Affiliates (to the extent they are parties) in each Other Agreement that (i) are not made as of a specific date shall be true and correct as of the date made and as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “knowledge,” “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Agreements and Covenants. Each of Seller, ECC and their Affiliates (solely with respect to the Other Agreements) shall have performed, in all material respects, all obligations and complied with, in all material respects, all agreements and covenants to be performed or complied with by it under this Agreement and each Other Agreement on or prior to the Closing.

(c) No Default. Neither Seller, ECC nor any of their Affiliates shall be in default in any material respect under any of the Other Agreements.

(d) Officer Certificate. ECC shall have delivered to Acquirer a certificate, dated the date of the Closing, signed by an authorized officer of ECC, certifying as to the satisfaction of the conditions specified in Sections 8.02(a), 8.02(b) and 8.02(c).

(e) Monthly Volume. Seller’s total origination volume of qualifying Loans for the three completed calendar months immediately preceding the Closing Date (the “Volume Requirement”) shall be at least $1,200,000,000; provided, however, that in the event that (i) the months of January and February are included in such three-month period, then the Volume Requirement shall be at least $1,100,000,000 and (ii) either January or February (but not both) is included in such three-month period, then the Volume Requirement shall be at least $1,150,000,000; provided, further, that if the Closing Date is scheduled to occur on or after December 4, 2006 and on or prior to December 29, 2006, the Volume Requirement will be deemed to have been satisfied if either (i) Seller’s total origination volume of qualifying Loans for October and November shall be at least $800,000,000 or (ii) the sum of (A) Seller’s total origination volume of qualifying Loans for October and November and (B) Seller’s Assumed December Volume shall be at least $1,200,000,000.  As used herein, “Seller’s Assumed December Volume” shall mean the product of (i) the Average Pull-Through Factor and (ii) the Approved Applications as of the close of business on December 1, 2006.  The “Average Pull-Through Factor” shall mean the average of the Pull-Through Factors as of the first day of August, September, October, and November 2006. The “Pull-Through Factor” as of any date shall mean the quotient obtained by dividing (i) the total month’s volume of Closed Loans by (ii) Approved Applications as of such date.  “Approved Applications” as of any date shall mean the total dollar amount of mortgage applications in Seller’s origination pipeline which have been approved by Seller.  “Closed Loans” as of any date shall mean the total dollar value of funded and closed loans within the month. For purposes of this Section 8.02(e), “qualifying Loans” means those Loans meeting the requirements set forth on Schedule 8.02(e).

(f) Requisite Regulatory Approvals. Seller shall have obtained the Requisite Regulatory Approvals and all waiting periods in respect thereof, if any, shall have expired.

8.03 Conditions to the Obligations of Seller and ECC. The obligations of ECC and Seller to consummate the Acquisition and the other transactions contemplated hereby are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Acquirer in this Agreement and its Affiliates (to the extent they are parties) in each Other Agreement that (i) are not made as of a specific date shall be true and correct as of the date made and as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “knowledge” or “materiality” set forth therein), would, individually or in the aggregate, prevent or delay consummation of the Acquisition or otherwise prevent it from performing its obligations under this Agreement.

(b) Agreements and Covenants. Acquirer and its Affiliates (solely with respect to the Other Agreements) shall have performed, in all material respects, all obligations and complied with, in all material respects, all agreements and covenants to be performed or complied with by it under this Agreement and each Other Agreement on or prior to the Closing.

(c) No Default. None of Acquirer’s Affiliates shall be in default in any material respect under any of the Other Agreements.

(d) Officer Certificate. Acquirer shall have delivered to Seller and ECC a certificate, dated the date of the Closing, signed by an authorized officer of Acquirer, certifying as to the satisfaction of the conditions specified in Sections 8.03(a), 8.03(b) and 8.03(c).

ARTICLE 9.

TERMINATION

9.01 Termination. This Agreement may be terminated at any time prior to the Closing in writing (the date of any such termination, the “Termination Date”):

(a) by the mutual written consent of Acquirer, Seller and ECC;

(b) by either ECC, Seller or Acquirer upon written notice to the other parties, if:

(i) any Governmental Authority with jurisdiction over such matters shall have issued a governmental order permanently restraining, enjoining or otherwise prohibiting the Acquisition, and such governmental order shall have become final and unappealable; provided, however, that the terms of this Section 9.01(b)(i) shall not be available to any party unless such party shall have used its reasonable best efforts to oppose any such governmental order or to have such governmental order vacated or made inapplicable to the Acquisition;

(ii) the Acquisition shall not have been consummated on or before March 31, 2007 (the “Outside Date”), unless the failure to consummate the Acquisition on or prior to such date is the result of any action or inaction under this Agreement by the party (or, in the case of ECC, by Seller, or, in the case of Seller, by ECC) seeking to terminate the Agreement pursuant to the terms of this Section 9.01(b)(ii);

(c) by Acquirer, upon written notice to ECC, if:

(i) the ECC Board has authorized or publicly announced its intention to authorize any Acquisition Proposal with any Person other than Acquirer; or

(ii) Either ECC, Seller or any of their Affiliates (solely with respect to the Other Agreements) shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement or any of the Other Agreements, or shall be in default under any of the Other Agreements, which breach, failure to perform or default (1) would give rise to the failure of a condition set forth in Section 8.02(a), 8.02(b) or 8.02(c) and (2) is incapable of being cured by ECC, Seller or any such Affiliate, as applicable, by the Outside Date or, if capable of being cured by ECC, Seller or any such Affiliate, as applicable, by the Outside Date, ECC, Seller or any such Affiliate, as applicable, does not commence to cure such breach, failure or default within ten Business Days after its receipt of written notice thereof from Acquirer and diligently pursue such cure thereafter;

(d) by ECC or Seller, upon written notice to Acquirer, if:

(i) Acquirer or any of its Affiliates (solely with respect to the Other Agreements) shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement or any of the Other Agreements, or shall be in default under any of the Other Agreements, which breach, failure to perform or default (1) would give rise to the failure of a condition set forth in Section 8.03(a), 8.03(b) or 8.03(c) and (2) is incapable of being cured by Acquirer or any such Affiliate by the Outside Date or, if capable of being cured by Acquirer or any such Affiliate by the Outside Date, Acquirer or any such Affiliate does not commence to cure such breach, failure or default within ten Business Days after its receipt of written notice thereof from ECC and diligently pursue such cure thereafter; or

(ii) ECC, having followed the procedures set forth in Section 6.02(c), resolves to accept a Superior Proposal; provided, however, that such termination shall not be effective until such time as payment of the Termination Fee required by Section 9.03(b) shall have been made by ECC or Seller; provided, further, that ECC’s right to terminate this Agreement under this Section 9.01(d)(ii) shall not be available if ECC is then in breach of Section 6.02.

9.02 Effect of Termination. In the event of termination of this Agreement and abandonment of the Acquisition and the other transactions contemplated by this Agreement pursuant to and in accordance with Section 9.01, this Agreement shall forthwith become void and of no further force or effect whatsoever and there shall be no liability on the part of any party, or their respective officers, directors, Subsidiaries or partners, as applicable, to this Agreement; provided, however, that nothing contained in this Agreement shall relieve any party to this Agreement from any liability resulting from or arising out of any breach of any agreement or covenant hereunder; provided, further, that notwithstanding the foregoing, the covenants and other obligations under this Agreement shall terminate upon the termination of this Agreement, except that the agreements set forth in Section 6.01(c), Section 6.04, Section 6.05(b), Section 9.03, Section 11.08 and Section 11.09 shall survive termination indefinitely. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other Person to which they were made.

9.03 Fees and Expenses.

(a) Except as otherwise explicitly set forth in this Section 9.03 or elsewhere in this Agreement, all costs and expenses incurred in connection with this Agreement and the Other Agreements or the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, whether or not the transactions contemplated by this Agreement or the Other Agreements are consummated.

(b) ECC and Seller agree that if this Agreement shall be terminated by ECC or Seller pursuant to Section 9.01(d)(ii), then ECC and Seller shall be jointly and severally obligated to pay to Acquirer an amount equal to $6,000,000 (the “Termination Fee”) concurrently with such termination.

(c) ECC and Seller agree that if this Agreement shall be terminated by Acquirer pursuant to Section 9.01(c)(i), then ECC and Seller shall be jointly and severally obligated to pay to Acquirer the Termination Fee within one Business Day following such termination.

(d) The parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated hereby and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement.

ARTICLE 10.

INDEMNIFICATION

10.01 Survival Periods.

Each of the representations and warranties made by the parties contained in Article V shall survive the Closing for a period of ninety days. Except as provided above, the parties intend to shorten the statute of limitations and agree that no claims or causes of action may be brought against either ECC, Seller or Acquirer based upon, directly or indirectly, any of the representations or warranties contained in Article V hereof after the applicable survival period or any termination hereof. This Section 10.01 shall not limit any covenant or agreement of the parties that applies or contemplates performance after the Closing. Notwithstanding any provision herein to the contrary, in the event a party has given a claim for indemnification pursuant to this Article X with respect to a breach of a representation or warranty before the end of the applicable survival period, then the survival period for such claim shall continue until such claim is finally resolved.

10.02 Indemnification by ECC and Seller.

(a) In accordance with the terms and subject to the conditions set forth in this Article X, from and after the Closing, ECC shall defend, indemnify and hold harmless Acquirer and its Affiliates and their respective directors, officers, equity holders, employees, agents and representatives and their respective heirs, successors and assigns (collectively, the “Acquirer Indemnified Parties”) from and against any and all Losses that are directly or indirectly imposed on, suffered or incurred by any Acquirer Indemnified Party arising out of or relating to (i) any breach of any representation or warranty of ECC in Section 5.03 of this Agreement (without giving effect to any limitation or qualification as to “knowledge,” “materiality” or “Material Adverse Effect” set forth therein) or (ii) any failure to perform any covenant or agreement of ECC set forth in this Agreement.

(b) In accordance with the terms and subject to the conditions set forth in this Article X, from and after the Closing, ECC and Seller shall, jointly and severally, defend, indemnify and hold harmless the Acquirer Indemnified Parties from and against any and all Losses that are directly or indirectly imposed on, suffered or incurred by any Acquirer Indemnified Party arising out of or relating to (i) any breach of any representation or warranty of Seller in Section 5.02 of this Agreement (without giving effect to any limitation or qualification as to “knowledge,” “materiality” or “Material Adverse Effect” set forth therein), (ii) any failure to perform any covenant or agreement of Seller set forth in this Agreement, (iii) any of the Retained Liabilities, or (iv) acts or omissions of Seller or any of its Affiliates prior to the Closing relating to the Transferred Assets or the operation of the Business; provided, however, that with respect to the obligations of ECC and Seller to indemnify and hold harmless the Acquirer Indemnified Parties in respect of Losses arising out of or relating to the Retained Liabilities pursuant to clause (iii) of this Section 10.03(b), the term “Losses” shall not include attorneys’, accountants’, consultants’ and experts’ fees incurred by any of the Acquirer Indemnified Parties from and after the 91st day after the Closing Date in connection with defending any Third Party Claim relating to any of the Retained Liabilities, it being understood and agreed, however, that the term “Losses” shall include attorneys’, consultants’ and experts’ fees incurred by any of the Acquirer Indemnified Parties in connection with enforcing their rights to indemnification hereunder.

(c) Notwithstanding Section 10.02(a) and Section 10.02(b), (i) no indemnification by ECC under Section 10.02(a)(i) or by ECC or Seller under Section 10.02(b)(i), in each case, in respect of a breach of representation or warranty, shall be required with respect to any individual item of Loss unless the aggregate of all Losses of the Acquirer Indemnified Parties described in Section 10.02(a)(i) and Section 10.02(b)(i) shall exceed $500,000 (the “Threshold Amount”), in which case ECC and Seller shall be liable for all Losses (including the initial $500,000 of Losses) incurred by the Acquirer Indemnified Parties described in Section 10.02(a)(i) and Section 10.02(b)(i), and (ii) the cumulative aggregate indemnity obligation of ECC and Seller under Section 10.02(a)(i) and Section 10.02(b)(i) in respect of breaches of representations and warranties shall in no event exceed $3,000,000 (the “Cap”). Notwithstanding the foregoing, the Threshold Amount and the Cap shall not apply with respect to any Losses arising from fraud or intentional misrepresentation by ECC or Seller in respect of any representation or warranty in Section 5.02 or Section 5.03.

10.03 Indemnification by Acquirer.

(a) In accordance with the terms and subject to the conditions set forth in this Article X, from and after the Closing, Acquirer shall defend, indemnify and hold harmless ECC, Seller and their Affiliates and their respective directors, officers, equity holders, employees, agents and representatives and their respective heirs, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses that are directly or indirectly imposed on, suffered or incurred by any Seller Indemnified Party arising out of or relating to (i) any breach of any representation or warranty of Acquirer in Section 5.04 of this Agreement (without giving effect to any limitation or qualification as to “knowledge” or “materiality” set forth therein), (ii) any failure to perform any covenant or agreement of Acquirer set forth in this Agreement, (iii) the Assumed Liabilities, or (iv) acts or omissions of Acquirer or any of its Affiliates following the Closing relating to the Transferred Assets or the operation of the Business.

(b) Notwithstanding Section 10.03(a), (i) no indemnification by Acquirer under Section 10.03(a)(i) in respect of a breach of representation or warranty shall be required with respect to any individual item of Loss unless the aggregate of all Losses of the Seller Indemnified Parties described in Section 10.03(a)(i) shall exceed the Threshold Amount, in which case Acquirer shall be liable for all Losses (including the initial $500,000 of Losses) incurred by the Seller Indemnified Parties described in Section 10.03(a)(i), and (ii) the cumulative aggregate indemnity obligation of Acquirer under Section 10.03(a)(i) in respect of breaches of representations and warranties shall in no event exceed the Cap. Notwithstanding the foregoing, the Threshold Amount and the Cap shall not apply with respect to any Losses arising from fraud or intentional misrepresentation by Acquirer in respect of any representation or warranty in Section 5.04.

10.04 Indemnification Procedure.

(a) Any party entitled to be indemnified under this Agreement (an “Indemnified Party”) seeking indemnification for any Losses or potential Losses arising from a claim asserted by a third party against the Indemnified Party (a “Third Party Claim”) shall give written notice to the party required to indemnify such Indemnified Party (the “Indemnifying Party”). Written notice to the Indemnifying Party of the existence of a Third Party Claim shall be given by the Indemnified Party within five Business Days after its receipt of a written assertion of liability from the third party; provided, however, that the Indemnified Party shall not be foreclosed from seeking indemnification pursuant to this Article X by any failure to provide timely notice of the existence of a Third Party Claim to the Indemnifying Party except and only to the extent that the Indemnifying Party has been materially prejudiced as a result of such delay.

(b) Except as otherwise provided herein, the Indemnifying Party may elect to compromise or defend, at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel (which counsel shall be reasonably satisfactory to the Indemnified Party), any Third Party Claim. If the Indemnifying Party elects to compromise or defend such Third Party Claim, it shall, within five Business Days after receiving notice of the Third Party Claim, notify the Indemnified Party of its intent to do so, and the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Third Party Claim. If the Indemnifying Party elects not to compromise or defend against the Third Party Claim, or fails to notify the Indemnified Party of its election to do so as herein provided, or otherwise abandons the defense of such Third Party Claim, (i) the Indemnified Party may pay (without prejudice of any of its rights as against the Indemnifying Party), compromise or defend such Third Party Claim and (ii) the costs and expenses of the Indemnified Party incurred in connection therewith shall be indemnifiable by the Indemnifying Party pursuant to the terms of this Agreement. Notwithstanding anything to the contrary contained herein, in connection with any Third Party Claim in which the Indemnified Party shall reasonably conclude, based upon the advice of its counsel, that (x) there is a conflict of interest between the Indemnifying Party and the Indemnified Party in the conduct of the defense of such Third Party Claim or (y) there are specific defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party, then the Indemnified Party shall have the right to assume and direct the defense and compromise of such Third Party Claim. In such an event, the Indemnifying Party shall pay the fees and disbursements of counsel to each of the Indemnifying Party and the Indemnified Party. The Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim which (A) does not contain an unconditional release of the Indemnified Party, (B) imposes any liabilities on the Indemnified Party, (C) ascribes any fault on the part of the Indemnified Party or (D) does not provide solely for monetary relief. In any event, except as otherwise provided herein, the Indemnified Party and the Indemnifying Party may each participate, at their own expense, in the defense of such Third Party Claim. If the Indemnifying Party chooses to defend any claim, the Indemnified Party shall make available to the Indemnifying Party any personnel or any books, records or other documents within its control that are reasonably necessary or appropriate for such defense, subject to the receipt of appropriate confidentiality agreements. Notwithstanding anything to the contrary contained in this Section 10.04(b), in the event prompt action is required with respect to the defense of a Third Party Claim, the Indemnified Party shall, subject to the terms and conditions of this Article X, have the right to assume the defense of such Third Party Claim; provided, however, that in the event that the Indemnifying Party subsequently elects to assume the defense of such Third Party Claim, then the provisions set forth in this Section 10.04(b) shall be applicable and the Indemnifying Party shall, subject to the terms and conditions of this Article X, reimburse the Indemnified Party for any costs and expenses incurred by the Indemnified Party prior to the date the Indemnifying Party assumes control of such Third Party Claim.

(c) Any claim on account of Losses which do not involve a Third Party Claim shall be asserted by written notice given by the party claiming indemnity to the party from which indemnity is sought. The receiving party shall have a period of five (5) Business Days within which to respond thereto. If such party does not respond within such period, such party shall be deemed to have accepted responsibility to make payment, subject to the provisions hereof, and shall have no further right to contest the validity of such claim. If the receiving party does not respond within five (5) Business Days or rejects such claim in whole or in part, the party claiming indemnity shall be free to pursue such remedies as may be available to such party by applicable Law.

(d) All amounts owing under this Article X shall bear interest at the Federal Funds Rate computed from the time such Losses were incurred or suffered to the date of payment therefore. Any amount paid by any party hereto to another party hereto pursuant to this Article X shall be treated for all U.S. federal, state and local Tax purposes as an adjustment to the Asset Price, and no party hereto shall take, or permit any of its Affiliates to take any position inconsistent with such treatment on any applicable Tax Return or in any judicial or administrative proceeding before any taxing authority or court of law or otherwise.

10.05 Exclusive Sole Remedy. Following the Closing, the sole and exclusive remedy for any party for claims for monetary damages arising out of a breach of any representation, warranty, covenant or agreement under this Agreement or in connection with the Transferred Assets shall be a claim for indemnification pursuant to this Article X; provided, however, that nothing herein shall prevent an indemnified party from pursuing remedies as may be available to such party under applicable Law in the event of (i) fraud or willful misconduct, or (ii) the indemnifying party’s failure to comply with its indemnification obligations hereunder.

ARTICLE 11.

GENERAL PROVISIONS

11.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person or by a recognized overnight courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.01):

if to Acquirer:

Bear Stearns Residential Mortgage Corporation

9201 East Mountain View Road, Suite 210

Scottsdale, Arizona 85258

Fax No.: (480) 991-6460

Attention: Jeff Walton

with copies to:

Bear, Stearns & Co. Inc.

383 Madison Avenue

New York, New York 10179

Fax No.: (212) 499-6494

Attention: Jeff Verschleiser

Jay Remis

and

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10021

Fax No.: (212) 735-2000

Attention: Fred B. White, III, Esq.

William S. Rubenstein, Esq.

if to ECC or Seller:

ECC Capital Corporation

1833 Alton Parkway

Irvine, California 92606

Fax No.: (949) 856-4948

Attention: Roque Santi

or

with copies to:

Latham & Watkins LLP

650 Town Center Drive

Costa Mesa, California 92626

Fax No.: (714) 755-8290

Attention: Cary K. Hyden, Esq.

and

Latham & Watkins LLP

633 West Fifth Street, Suite 400

Los Angeles, California 90071

Fax No.: (213) 891-8763

Attention: Paul Tosetti, Esq.

11.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

11.03 Amendment. This Agreement may be amended by the parties hereto by action taken by their respective board of directors (or similar governing body or entity) at any time prior to the Closing. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

11.04 Entire Agreement; Assignment. This Agreement, the Confidentiality Agreement and the documents and instruments delivered in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise; provided, however, that upon notice to ECC and Seller delivered in accordance with Section 11.01, Acquirer may assign or delegate any or all of its rights or obligations under this Agreement, including, without limitation, the right to acquire all or part of the Transferred Assets, to any Affiliate thereof, but only to the extent that at the time of such assignment such Affiliate has, has access to or has a commitment to receive all funds necessary to pay the Asset Price.

11.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.06 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

11.07 Governing Law. This Agreement shall be governed by and construed in accordance with, the laws of the State of New York without regard, to the fullest extent permitted by law, to the conflicts of laws provisions thereof which might result in the application of the laws of any other jurisdiction.

11.08 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.08.

11.09 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11.10 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.11 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

11.12

Reliance and Cooperation. Each party to this Agreement acknowledges and agrees that it is not relying on tax or other advice from any other party hereto, and that it has or will consult with its own advisors. The parties hereto agree to cooperate with each other as may be reasonably requested in connection with the preparation and filing of any Tax Returns.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BEAR STEARNS RESIDENTIAL MORTGAGE CORPORATION

By: /s/ Jay L. Remis
Name: Jay L. Remis
Title: Authorized Signatory

ENCORE CREDIT CORP.

By: /s/ Shahid S. Asghar
Name: Shahid S. Asghar
Title: Executive Vice President

ECC CAPITAL CORPORATION

By: /s/ Shahid S. Asghar
Name: Shahid S. Asghar
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]